SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
PROFIRE ENERGY, INC.
(Name of Subject Company)
PROFIRE ENERGY, INC.
(Name of Persons Filing Statement)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
74316X101
(CUSIP Number of Class of Securities)
Ryan W. Oviatt & Cameron M. Tidball
Co-Chief Executive Officers
Profire Energy, Inc.
321 South 1250 West, Suite 1
Lindon, Utah 84042
(801) 209-7767 & (780) 722-7340
(Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of the persons filing statement)
Copies to
Sam Gardiner
Mayer Brown LLP
201 South Main Street, Suite 1100
Salt Lake City, Utah 84111
(801) 907-2701
and
Ryan Ferris
71 S. Wacker Dr.
Chicago, Illinois 60606
(312) 701-7199
 ☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.   Subject Company Information.
Name and Address
The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Profire Energy, Inc., a Nevada corporation (“Profire” or the “Company”). Unless the context indicates otherwise, we use the terms “us,” “we” and “our” to refer to Profire. The address of Profire’s principal executive office is 321 South 1250 West, Suite 1 Lindon, Utah 84042. The telephone number of Profire’s principal executive office is (801) 796-5127.
Securities
The title of the class of equity securities to which this Schedule 14D-9 relates is Profire’s common stock (the “Company Common Stock”), par value $0.001 per share (each such share, a “Share,” and, collectively, the “Shares”).
As of November 25, 2024, there were (a) 46,199,725 Shares issued and outstanding and (b) 1,930,558 restricted stock units relating to Shares outstanding under the Company’s 2014 Equity Incentive Plan and 2023 Equity Incentive Plan (“Company RSUs”).
Item 2.   Identity and Background of Filing Person.
Name and Address
Profire, the subject company, is the person filing this Schedule 14D-9. The name, business address and business telephone number of Profire are set forth in “Item 1. Subject Company Information — Name and Address” above.
Tender Offer and Merger
This Schedule 14D-9 relates to the tender offer (the “Offer”) by CECO Environmental Corp., a Delaware corporation (“Parent”), and Combustion Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Purchaser”), to purchase all of the outstanding Shares (other than Shares held by the Company or any wholly-owned subsidiary of the Company, Parent, Purchaser or any other wholly-owned subsidiary of Parent, in each case, as of immediately prior to the commencement of the Offer (such Shares, the “Cancelled Shares”)) at an offer price per Share of $2.55 (the “Offer Price”), net to the seller thereof in cash, without interest, and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 3, 2024 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”). Parent and Purchaser filed a Tender Offer Statement on Schedule TO in respect of the Offer (together with the exhibits thereto, as it or they may be amended or supplemented from time to time, the “Schedule TO”) with the U.S. Securities and Exchange Commission (the “SEC”) on December 3, 2024. The Offer to Purchase and form of Letter of Transmittal are being mailed to the Company’s stockholders together with this Schedule 14D-9.
The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 28, 2024 (as it may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among Parent, Purchaser and Profire. Subject to the satisfaction, or waiver (to the extent permitted by law) by Parent and/or Purchaser, of the conditions to the Offer (other than the Minimum Tender Condition (as defined in the Merger Agreement)) which may not be waived by Parent or Purchaser), Purchaser shall (Parent shall cause Purchaser to) (a) irrevocably accept for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer immediately after the expiration of the Offer (the time of such acceptance, the “Acceptance Time”) and (b) as promptly as practicable after the Acceptance Time (and in any event within three (3) business days) pay for such Shares, in each case, in accordance with the procedures set forth in the Offer to Purchase. The Offer will expire at one minute after 11:59 p.m. Eastern Time on December 31, 2024, unless Purchaser extends the Offer in accordance with the terms of the Merger Agreement.

The Merger Agreement further provides that, among other things, as soon as practicable following (but in any event on the same date as) the Acceptance Time and subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, and in accordance with the Nevada Revised Statutes, as amended (the “NRS”), and the General Corporation Law of the State of Delaware, as amended (the “DGCL”), Purchaser will merge with and into the Company (the “Merger”), with the Company surviving as a wholly owned subsidiary of Parent (the “Surviving Corporation”). The Merger will be governed by Section 92A.133 of the NRS and, consequently, no meeting or vote of the Company’s stockholders will be required to consummate the Merger. At the effective time of the Merger (the “Effective Time”), each Share (other than Cancelled Shares) will be converted into the right to receive an amount equal to the Offer Price (the “Merger Consideration”), in cash and without interest (and subject to any withholding of taxes required by applicable law), and each Cancelled Share will be cancelled and no consideration will be delivered in exchange therefor. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the “Transactions.”
See the section titled “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of the Company — Treatment of Company RSUs in the Transactions” for a discussion of the treatment of the Company RSUs.
The foregoing summary of the Offer is qualified in its entirety by reference to the more detailed description and explanation contained in the Merger Agreement, the Offer to Purchase, the Letter of Transmittal and other related materials, as well as the full text of the Merger Agreement. Copies of the Merger Agreement, the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (e)(1), (a)(1)(A) and (a)(1)(B), respectively, to this Schedule 14D-9 and are incorporated herein by reference. In addition, information relating to the Offer, including this Schedule 14D-9 and other related documents, will be available at no charge from the SEC through its website at www.sec.gov.
As set forth in the Schedule TO, Parent and Purchaser’s business address is 5080 Spectrum Drive, Suite 800E, Addison, Texas 75001. The telephone number of Parent and Purchaser is (214) 357-6181.
Item 3.   Past Contacts, Transactions, Negotiations and Agreements.
Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of Profire, as of the date of this Schedule 14D-9, there is no material agreement, arrangement or understanding, nor any actual or potential conflict of interest, between Profire or its affiliates, on the one hand, and (a) any of Profire’s executive officers, directors or affiliates, or (b) Parent, Purchaser or their respective executive officers, directors or affiliates, on the other hand.
The Company’s board of directors (the “Board”) was aware of all such contracts, agreements, arrangements or understandings and any actual or potential conflicts of interest set forth or incorporated by reference in this Schedule 14D-9 and considered them along with other matters described below in “Item 4. The Solicitation or Recommendation — Reasons for the Recommendation” during its deliberations on the merits of the Merger Agreement and the Transactions and in determining to make the recommendation set forth in this Schedule 14D-9.
Arrangements between Profire, Parent and Purchaser
Merger Agreement
The summary of the material terms of the Merger Agreement set forth in Section 11 of the Offer to Purchase and the description of the terms and conditions of the Offer set forth in Section 1 of the Offer to Purchase and the related procedures and withdrawal rights set forth in the Offer to Purchase, in each case, are incorporated herein by reference. Such summaries and descriptions do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, the Offer to Purchase and the Letter of Transmittal, which are filed as Exhibits (e)(1), (a)(1)(A) and (a)(1)(B), respectively, to this Schedule 14D-9.
The Merger Agreement governs the contractual rights among the Company, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this

Schedule 14D-9 to provide the Company’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company, Parent or Purchaser made in the Company’s public reports filed with the SEC. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a confidential disclosure letter provided by the Company to Parent and Purchaser in connection with the signing of the Merger Agreement. The disclosure letter contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. The representations and warranties contained in the Merger Agreement were made as of specified dates and may be subject to limitations agreed upon by the contracting parties. Certain representations and warranties in the Merger Agreement may have been made for the purpose of allocating contractual risk among the Company, Parent and Purchaser, rather than establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not represent the actual state of facts about the Company, Parent or Purchaser. Other than the indemnification provisions of the Merger Agreement (which are discussed in “Director and Officer Exculpation Indemnification and Insurance” below), the rights of the Company’s stockholders to receive the Offer Price and the holders of Company RSUs to receive the consideration described in the Merger Agreement and the rights of the Company (on behalf of stockholders) to pursue certain equitable remedies on stockholders’ behalf, nothing in the Merger Agreement confers any rights or remedies upon any person other than the parties to the Merger Agreement. The Company’s stockholders should not rely on the representations, warranties and covenants contained in the Merger Agreement or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Purchaser or any of their respective subsidiaries or affiliates.
The foregoing summary of the terms of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.
Exclusivity Agreement
On September 25, 2024, Parent and the Company entered into an exclusivity agreement (the “Exclusivity Agreement”), which provided for exclusive negotiations between Parent and the Company until 5:00 p.m., Eastern Time, on November 9, 2024.
The foregoing summary of the Exclusivity Agreement does not purport to be complete and is qualified in its entirety by reference to the Exclusivity Agreement, a copy of which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.
Support Agreements
Concurrently with the execution and delivery of the Merger Agreement, on October 28, 2024, Brenton Hatch (and certain of his affiliates), the Chairman of the Board, Ryan Oviatt, the Co-Chief Executive Officer and Chief Financial Officer of the Company, and Cameron Tidball, the Co-Chief Executive Officer of the Company (collectively, the “Supporting Stockholders”), each entered into a Tender and Support Agreement (the “Support Agreements”) with Parent and Purchaser. The Support Agreements provide, among other things, that the Supporting Stockholders will tender, or cause to be tendered, in the Offer (a) all Shares beneficially owned, as defined in Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), by each Supporting Stockholder, respectively, as of the date of the Support Agreements and (b) all Shares or other voting securities of the Company that are issued to or otherwise directly or indirectly acquired by and become owned by such Supporting Stockholder after the execution of the Support Agreement (clauses (a) and (b), the “Owned Shares”). By entering into the Support Agreements, the Supporting Stockholders also agreed to other customary terms and conditions, including certain restrictions on transferring their Owned Shares and issuing public statements or press releases. Each of the Supporting Stockholders’ respective obligations under the Support Agreement will automatically terminate upon the earliest to occur of (i) the termination of the Merger Agreement in accordance with it terms, (ii) upon the occurrence of the Acceptance Time, provided that each Supporting Stockholder has tendered all of its Owned Shares and complied with the covenants in the Support Agreement, (iii) the making of a Company Adverse Recommendation Change (as defined in the Merger Agreement) in accordance with the Merger Agreement, (iv) the entry of Parent or Purchaser, without the prior written consent of the

Supporting Stockholders, into any amendment or modification of the Merger Agreement that decreases the Offer Price or changes the form of Merger Consideration and (v) the termination of the Support Agreement by written notice from Parent and Purchaser.
The foregoing summary and description of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreements, which are filed as Exhibits (e)(3), (e)(4) and (e)(5) to this Schedule 14D-9 and incorporated herein by reference.
Confidentiality Agreement
On August 9, 2024, Parent and the Company entered into a mutual non-disclosure agreement (the “Confidentiality Agreement”), pursuant to which each of Parent and the Company agreed, subject to certain customary exceptions, to protect the confidentiality of, and restrict the use of, certain confidential information of the other party to be disclosed thereunder in connection with evaluating, negotiating and consummating a possible transaction between the Company and Parent. The term of the Confidentiality Agreement extends to the earlier of (a) August 9, 2026, and (b) the consummation of a potential transaction between Parent and the Company, subject to certain exceptions. The Confidentiality Agreement also includes a customary standstill provision for the benefit of both Parent and the Company that expires on February 9, 2026 (or as of the date of the termination of the Confidentiality Agreement, if terminated prior to such date in accordance with its terms) and permits a proposing party to, among other things, make a private offer or proposal to the board of directors of the other party during the standstill period.
The foregoing summary and description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (e)(6) to this Schedule 14D-9 and incorporated herein by reference.
Arrangements with Current Executive Officers and Directors of the Company
In considering the recommendation of the Board set forth under the section entitled “Item 4. The Solicitation or Recommendation — Recommendation of the Board,” the Company’s stockholders should be aware that certain of the Company’s executive officers and directors may be considered to have interests in the Transactions that may be different from, or in addition to, those of the Company’s stockholders generally. The Board was aware of these interests and considered them, along with other matters, in evaluating and approving the Merger Agreement and the Transactions and recommending that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.
Consideration for Profire Common Stock in the Offer and the Merger
If the Company’s executive officers and directors who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same consideration on the same terms and conditions as the other stockholders of the Company. If such executive officers and directors do not tender their Shares for purchase pursuant to the Offer, but the conditions of the Offer are otherwise satisfied or waived in accordance with the terms of the Merger Agreement and the Merger is consummated, such executive officers and directors will also receive the same consideration for their Shares on the same terms and conditions as the other stockholders of the Company. As of November 25, 2024, the executive officers and directors of the Company beneficially owned, in the aggregate, 12,032,731 Shares, excluding any Company RSUs which are discussed separately under the section titled “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of the Company — Treatment of Company RSUs in the Transactions.” Of those 12,032,731 Shares, 9,124,279 Shares are beneficially owned by Mr. Brenton Hatch, the Chairman of the Board, and certain of his affiliates. If the Company’s executive officers and directors were to tender all 12,032,731 Shares beneficially owned, directly or indirectly, by them as of November 25, 2024 for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, then such executive officers and directors would receive, in aggregate, approximately $30,683,464.05 in cash pursuant to the Offer, before deduction of applicable withholding taxes and without interest. As indicated below, to the knowledge of the Company, each of the Company’s executive officers and directors currently intends to tender all of his or her Shares in the Offer.

The following table sets forth the number of Shares beneficially owned as of November 25, 2024 by each of our executive officers and directors, excluding Company RSUs, and the aggregate consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price. These numbers do not reflect any future Share issuances or dispositions that may occur between the close of business on November 25, 2024 and the Effective Time.
Name of Executive Officer or Director	Number of Shares Beneficially Owned (#)	Implied Cash Consideration for Shares ($)
Brenton W. Hatch	9,124,279	23,266,911.45
Daren J. Shaw	613,437	1,564,264.35
Colleen Larkin Bell	313,070	798,328.50
Ryan W. Oviatt	544,357	1,388,110.35
Ronald R. Spoehel	590,601	1,506,032.55
Cameron M. Tidball	650,184	1,657,969.20
Patrick D. Fisher	196,803	501,847.65
All directors and executive officers as a group (7 persons)	12,032,731	30,683,464.05
Treatment of Company RSUs in the Transactions
Treatment of Company RSUs
Pursuant to the Merger Agreement, at the Effective Time, each Company RSU that is outstanding immediately prior to the Effective Time, whether or not then vested, shall be, by virtue of the Merger and without any action on the part of the holder thereof, cancelled and converted into the right to receive, as promptly as reasonably practicable after the Effective Time, an amount in cash, without interest, equal to the product of: (a) the aggregate number of Shares subject to such Company RSU, and assuming with respect to any Company RSU the vesting of which is subject to the achievement of one or more performance goals, that such goals had been met at the maximum level of performance, and (b) the Merger Consideration, less any withholding taxes.
Table of Estimated Consideration for Executive Officer and Director Equity Awards
The table below sets forth, for each of our executive officers and directors holding Company RSUs as of November 25, 2024, (a) the aggregate number of Shares subject to such Company RSUs, and (b) the value of cash amounts payable in respect of such Company RSUs on a pre-tax basis as of the consummation of the Merger, calculated by multiplying the Merger Consideration by the number of Shares subject to such Company RSU. The table below does not take into account any vesting, exercise or forfeiture of equity awards, nor any additional equity awards that may be granted, in each case, between November 25, 2024 and the closing of the Transactions.
Name of Executive Officer or Director	Number of Company RSUs (#)	Cash Consideration for Company RSUs ($)
Brenton W. Hatch	0	0
Daren J. Shaw	32,117	81,898.35
Colleen Larkin Bell	32,117	81,898.35
Ryan W. Oviatt	638,900	1,629,195.00
Ronald R. Spoehel	32,117	81,898.35
Cameron M. Tidball	638,900	1,629,195.00
Patrick D. Fisher	114,874	292,928.70
All directors and executive officers as a group (7 persons)	1,489,025	3,797,013.75

Golden Parachute Compensation
The table set forth below provides information required by Item 402(t) of Regulation S-K regarding certain compensation for each of the Company’s named executive officers that is based on or otherwise relates to the Merger. For purposes of this table the Company has assumed that the Merger and any qualifying termination of employment of any of the named executive officers will occur contemporaneously with the closing of the Merger on January 2, 2025, the Company’s stock price is $2.55 per Share (which is the Offer Price), and all amounts received by the named executive officers are gross amounts prior to any reductions for withholding taxes or potential golden parachute excise taxes.
The table below describes the estimated potential payments to Ryan Oviatt, Cameron Tidball and Patrick Fisher under the terms of their respective employment or severance agreements in connection with a qualifying termination of employment contemporaneously with the closing of the Merger, together with the value of the unvested Company RSUs that will be accelerated in connection with the Merger. The amounts shown below do not include the value of payments or benefits that would have been earned, or any amounts associated with equity awards that would have vested pursuant to their terms, at or prior to the closing of the Merger or the value of the payments or benefits that are not based on or otherwise related to the Offer.
The amounts shown in the table below are estimates only and are based on assumptions and information available as of the date of the filing of this Schedule 14D-9. These estimates are based on multiple assumptions that may not actually occur, including assumptions described in this Schedule 14D-9.
Golden Parachute Compensation
Name	Cash ($)(1)	Equity ($)(2)	Perquisites / Benefits ($)(3)	Total Value ($)
Ryan Oviatt	546,058	878,750	27,740	1,452,548
Cameron Tidball	539,526	878,750	3,376	1,421,652
Patrick Fisher	99,397	155,584	2,250	257,231

(1)
The amounts in this column reflect the sum of the following cash payments that the named executive officers would be entitled to receive on a termination of employment by the Company without “cause” or by the named executive officer for “good reason” on the assumed termination date of January 2, 2025: (i) aggregate cash severance payments of (A) 1.5 times base salary continuation for 12 months post-termination for Ryan Oviatt and Cameron Tidball and (B) 8 months’ base salary continuation for Patrick Fisher; and (ii) the accelerated value of the executive’s annual incentive plan bonus.

(2)
The amounts in this column represent the value of the accelerated vesting and payment in respect of Company RSUs held by each named executive officer.

(3)
The amounts in this column represent the value of continued health insurance benefits to which each named executive is entitled in the event of a qualifying termination of employment.

Effect of the Merger on Employee Benefits
Parent has agreed that, for a period commencing at the Effective Time and ending December 31, 2025, Parent shall provide, or cause to be provided, to each individual who is employed by the Company or any of its subsidiaries as of immediately prior to the Effective Time and who continues to be employed immediately after the Effective Time (a “Continuing Employee”) a total compensation and employee benefits package, in the aggregate, substantially similar to that provided to such Continuing Employees immediately prior to the Effective Time.
Parent has also agreed that, with respect to any benefit plan of Parent or any of its subsidiaries that the Continuing Employees will participate in effective as of or after the Effective Time (except for any retiree welfare plans or programs, any defined benefit retirement plans or programs, and any equity compensation arrangements) (“Parent Benefit Plans”), Parent will ensure that the Parent Benefit Plans will credit Continuing Employees for service prior to the Effective Time with the Company or any of its subsidiaries and their affiliates or their respective predecessors; provided that, service will not be credited to the extent that such crediting would result in a duplication of benefits or such service was not credited under the corresponding benefit plan of the Company or its subsidiaries.
In addition, with respect to any Parent Benefit Plans in which any Continuing Employee will participate in effective as of or after the Effective Time, Parent shall, or shall cause the Surviving Corporation to, (a) waive or cause to be waived all pre-existing conditions limitations, exclusions, eligibility waiting periods, and all evidence of insurability and actively at work requirements with respect to participation and coverage requirements applicable to Continuing Employees under any Parent Benefit Plan in which such Continuing Employees and their covered dependents may be eligible to participate after the Effective Time, to the extent that such limitations, exclusions, waiting periods and requirements would have been waived or satisfied under the corresponding Company Employee Plan (as defined in the Merger Agreement) prior to the Effective Time; provided, that if the benefits under any such Parent Benefit Plan are provided under an insured arrangement, then Parent’s obligation to do so be subject to the approval of the relevant insurance carrier, which Parent will take reasonable commercial efforts to obtain, and (b) provide or cause to be provided to each Continuing Employee and their covered dependents credit under any Parent Benefit Plan for any co-payments, coinsurance, out-of-pocket maximums and deductibles paid prior to the Effective Time, in respect of the plan year in which the Effective Time occurs.
The Company will take all actions that may be necessary under the Company’s 401(k) plan to terminate the Company’s 401(k) plan no later than one day prior to the Closing Date (as defined in the Merger Agreement). Effective as of the Effective Time, Parent shall designate a Parent 401(k) plan that either (a) currently provides for the receipt from the Continuing Employees of “eligible rollover distributions” (as such term is defined in Section 401(a)(31) of the Internal Revenue Code of 1986, as amended, including notes representing plan loans), or (b) shall be amended as soon as practicable following the Effective Time to provide for the receipt from the Continuing Employees of eligible rollover distributions (including loan notes). Parent will, and will cause its affiliates to, take any and all actions needed to permit each Continuing Employee to immediately participate in Parent’s 401(k) plan, and to permit each Continuing Employee with an outstanding loan balance under the Company’s 401(k) plan as of the Effective Time to continue to make scheduled loan payments to the Company’s 401(k) plan after the Effective Time, pending the distribution and in-kind rollover of the notes evidencing such loans from the Company’s 401(k) plan to Parent’s 401(k) plan so as to prevent a deemed distribution or loan offset with respect to such outstanding loans.
For each Continuing Employee who is eligible to receive an annual cash bonus, Parent will, and will cause the Surviving Corporation to, pay to such Continuing Employee any annual bonuses under the Company’s or any of its subsidiaries’ annual incentive plans in cash for the performance period ending December 31, 2024, to the extent earned and not paid as of the Effective Time. If the Effective Time occurs during 2025, then, except as mutually agreed by Parent and the Company, Parent shall set the performance goals for 2025 generally consistent with the Company’s long-term forecast metrics provided to Parent. To the extent such goals and metrics are achieved, in no event shall the 2025 annual bonus amounts be paid out at less than the target amounts disclosed to Parent.
The foregoing is a summary of certain of the terms of the Merger Agreement, does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.
Director and Officer Exculpation, Indemnification and Insurance
Section 78.751 of the NRS permits a Nevada corporation to include in its organizational documents and in agreements between the corporation and its directors, officers, employees or agents, provisions expanding the scope of indemnification beyond that specifically provided by current law.
The Company’s articles of incorporation includes provisions that limit the liability of its directors and officers for monetary damages for breach of their fiduciary duty as directors or officers, except for liability that cannot be eliminated under the NRS. Accordingly, the Company’s directors will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:
•
for acts or omissions which involve intentional misconduct, fraud or knowing violation of law; or

•
for unlawful payments of dividends, as provided under Section 78.300 of the NRS.

The Company’s articles of incorporation and amended and restated bylaws also provide that the Company will indemnify its directors and officers to the fullest extent permitted by the NRS.
The Merger Agreement contains provisions with respect to indemnification, advancement of expenses and exculpation from liabilities in favor of each person who as of the date of the Merger Agreement, was previously, or during the period from the date of the Merger Agreement through the Effective Time will be, serving as a director or officer of the Company or any of its subsidiaries (each such person, an “Indemnified Party”). Specifically, Parent has agreed that to honor and fulfill rights of indemnification, advancement of expenses and exculpation provisions contained in the Company’s organizational documents or indemnification agreements of the Company, in each case as in effect on the date of the Merger Agreement, with respect to actions or omissions occurring at or prior to the Effective Time.
In addition, Parent has agreed that, for six (6) years following the Effective Time, it will cause the certificate of incorporation and bylaws (or comparable organizational documents) of the Surviving Corporation and its subsidiaries to contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of Indemnified Parties as are presently set forth in the articles of incorporation and bylaws of the Company and such subsidiaries, and such provisions shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any person benefited by such provisions without such person’s prior written consent.
The rights to advancement, exculpation and indemnification above will survive the consummation of the Merger, are intended to benefit, and will be enforceable by, each Indemnified Party and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Indemnified Party may have by contract or otherwise.
Pursuant to the Merger Agreement, Parent, Purchaser and the Company agreed that prior to the Closing (as defined in the Merger Agreement), the Company shall purchase as of the Effective Time, “tail” insurance policies with a claims period of six (6) years from the Effective Time with at least the same coverage and amounts and containing terms and conditions that are not less advantageous to each Indemnified Party, in each case with respect to claims arising out of or relating to events which occurred before or at the Effective Time (including in connection with the Transactions) and being fully prepaid by Parent; provided, however, that if the cost for such “tail” insurance policies exceeds $1,547,550, the Surviving Corporation will be obligated to obtain the greatest coverage available for a cost not exceeding an annual premium equal to $1,547,550.
The foregoing is a summary of certain of the terms of the Merger Agreement, does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.
Section 16 Matters
Prior to the Effective Time, the Company shall take all such steps as may be required to cause to be exempt under Rule 16b-3 promulgated under the Exchange Act any dispositions of Shares (including derivative securities with respect to such Shares) that are treated as dispositions under such rule and result from the Transactions by each director or officer of the Company who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company immediately prior to the Effective Time.
Rule 14d-10(d) Matters
Prior to the closing of the Offer, the Company (acting through the compensation committee of the Board) shall take all such steps as may be required to cause each agreement, arrangement, or understanding entered into by the Company or a subsidiary of the Company on or after the date hereof with any of its officers, directors, or employees pursuant to which consideration is paid to such officer, director, or employee to be approved as an “employment compensation, severance, or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act.

Item 4.   The Solicitation or Recommendation.
Recommendation of the Board
At a meeting held on October 28, 2024, the Board unanimously (a) determined that the Merger Agreement and the Transactions, are fair to and in the best interests of the Company and its stockholders; (b) declared it advisable to enter into the Merger Agreement and approved the execution, delivery, and performance of the Merger Agreement; (c) approved and declared advisable the Transactions; (d) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer; and (e) resolved that the Merger shall be governed by and effected pursuant to Section 92A.133 of the NRS and Section 252 of the DGCL and that the Merger shall be consummated as soon as practicable following the consummation of the Offer.
Accordingly, and for the reasons described below in the section titled “Item 4. The Solicitation or Recommendation — Reasons for the Recommendation,” the Board unanimously recommends that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer.
Background of the Offer and the Merger
Set forth below is a description of what we believe are the material aspects of the background and history of the Offer and the Merger. This description may not contain all the information that is important to you. The Company encourages you to read carefully the entirety of this Schedule 14D-9, including the Merger Agreement attached as Exhibit (e)(1) to this Schedule 14D-9, and the Offer to Purchase, attached as Exhibit (a)(1)(A) to this Schedule 14D-9, for a more complete understanding of the Offer and the Merger.
The Board, together with Company management, regularly reviews and assesses the performance, future growth prospects, business plans and overall strategic direction of the Company, and considers a variety of strategic alternatives that may be available to the Company, including continuing to pursue the Company’s strategy as a stand-alone company or pursuing potential strategic or financing transactions with third parties, in each case with the goal of maximizing stockholder value.
On May 30, 2024, a representative of ThreePart Advisors (“ThreePart”), the Company’s investor relations advisor, indicated to Company management that ThreePart had been informed by Parent, also a client of ThreePart, that Parent was interested in discussing strategic alternatives, including a possible acquisition of the Company by Parent.
In early June 2024, representatives of ThreePart, the Company and Parent finalized arrangements for a meeting between representatives of Company management and the Board and representatives of Parent management and Parent’s board of directors to discuss Parent’s interest in potentially acquiring the Company. The parties agreed on a meeting date of June 13, 2024.
On June 13, 2024, Brenton Hatch, Chairman of the Board, Ryan Oviatt, Co-Chief Executive Officer and Chief Financial Officer of the Company and a member of the Board, and Cameron Tidball, Co-Chief Executive Officer of the Company, met in-person with Jason Dezwirek, Chairman of the board of directors of Parent, Todd Gleason, Chief Executive Officer of Parent, and Peter Johansson, Chief Financial and Strategy Officer of Parent. At the meeting, the parties discussed high-level, introductory facts regarding their respective businesses and Parent’s interest in a potential acquisition of the Company. The representatives of Parent did not propose any terms regarding such a potential acquisition.
On July 2, 2024, Mr. Hatch had a call with Mr. Gleason to discuss Parent’s continuing interest in a potential acquisition of the Company. On the call, Mr. Gleason indicated that Parent would be submitting an offer to purchase the Company, but Mr. Gleason did not specify the terms Parent would propose for such a potential acquisition.
On July 3, 2024, Parent sent the Company a letter reflecting a proposal (“Parent’s Initial Offer”) to purchase all of the issued and outstanding Shares at a price of $2.00 per Share paid for in both cash and newly issued shares of common stock of Parent at a ratio of 75% in cash to 25% of newly issued shares of common stock of Parent. Parent’s Initial Offer also requested that the Company provide Parent with exclusivity for 60 days. As of the close market on July 3, 2024, the market price per Share was $1.50.

On July 8, 2024, the Board held a telephonic meeting at which Mr. Tidball and representatives of Mayer Brown LLP, the Company’s outside legal counsel (“Mayer Brown”), were present. At such meeting, a representative of Mayer Brown reviewed with the Board their fiduciary duties of the Board under Nevada law in respect of Parent’s Initial Offer and exploring a potential sale of the Company and other strategic alternatives available to the Company. Messrs. Oviatt and Tidball provided the Board with a summary of their understanding of Parent’s business. Messrs. Oviatt and Tidball also provided the Board with an overview of the Company’s then-current financial performance and Company management’s preliminary projections of the Company’s future financial performance and business strategy. The Board discussed whether any of the members of the Board or Company management had any conflict of interest with respect to the potential transaction with Parent. The Board determined that, based on the information available to it at that time, each of the members of the Board and Company management were disinterested and independent in respect of the potential transaction with Parent and there was no conflict of interest. After discussion and deliberation, the Board (a) determined to explore a potential acquisition of the Company by Parent and to engage a financial advisor in connection with such exploration, and (b) instructed Company management to (i) communicate to Parent that the Company was interested in further exploring a potential sale transaction with Parent but would first need to engage a financial advisor, (ii) solicit a reasonable number of proposals from potential financial advisors who have the resources and experience to adequately advise the Company, and (iii) negotiate, finalize and execute a confidentiality agreement with Parent.
On July 9, 2024, Company management provided to the Board a list of five (5) potential financial advisors to advise the Board and requested that the Board confirm which of such potential financial advisors the Board would like to meet with and interview.
On July 10, 2024, the Board instructed Company management to solicit proposals from and arrange interviews with Stephens Inc. (“Stephens”), a middle-market financial advisor (“Financial Advisor A”) and a growth-stage company financial advisor (“Financial Advisor B”).
Also on July 19, 2024, Messrs. Oviatt and Tidball had a call with Mr. Gleason to provide Mr. Gleason with an update on the ongoing process of the Company selecting and engaging a financial advisor. Mr. Gleason indicated that, in light of this update, Parent would no longer expect a written response from the Company by July 19, 2024.
Between July 11 and July 22, 2024, each of Stephens, Financial Advisor A and Financial Advisor B delivered the proposed terms of their engagement to Company management, which Company management delivered to the Board.
On July 19 and July 22, 2024, the Board held telephonic meetings, at which representatives of Mayer Brown were present, to interview each of Stephens, Financial Advisor A and Financial Advisor B.
On July 23, 2024, the Board held a telephonic meeting at which representatives of Mayer Brown were present to discuss. At such meeting, the Board discussed and considered the qualifications and experience of each of the financial advisors interviewed by the Board and determined to continue their evaluation of each such financial advisor. In addition, the Board instructed Company management to negotiate the engagement terms proposed by each of the financial advisors and ask each of them to submit revised terms.
By July 25, 2024, each of Stephens, Financial Advisor A and Financial Advisor B delivered to Company management their proposed revised engagement terms, which Company management delivered to the Board.
Later on July 25, 2024, the Board held a telephonic meeting at which representatives of Mayer Brown were present to discuss and select a financial advisor. At such meeting, Company management reviewed with the Board the revised engagement terms delivered by each of the financial advisors previously interviewed by the Board. Following discussion and deliberation, the Board determined to engage Stephens as the Company’s financial advisor, subject to Stephens’ confirmation that it did not have any potential conflict of interest arising from its engagement by the Company in connection with the potential transaction, and instructed Company management and Mayer Brown to negotiate a mutually acceptable form of engagement letter with Stephens. The Board also instructed Company management to contact representatives of Parent to indicate that the Board had determined to engage Stephens and would need time to consider Parent’s Initial Offer with its financial advisor before the Company could provide a response to Parent.

On July 26, 2024, representatives of Stephens delivered an initial draft of its engagement letter and confirmed that Stephens did not have any material relationships with Parent or any conflicts of interest in connection with the potential acquisition of the Company by Parent.
From July 26 through August 14, 2024, representatives of the Company, Stephens and Mayer Brown negotiated the terms of Stephens’ engagement letter to act as financial advisor to the Board.
On July 31, 2024, Messrs. Oviatt and Tidball had a call with Mr. Gleason to inform Mr. Gleason that the Board had selected Stephens to act as financial advisor to the Company and that the Board would need to consider Parent’s Initial Offer with Stephens before the Company could provide a response to Parent.
On August 6, 2024, Parent sent the Company an updated letter contemplating Parent’s Initial Offer. The letter reflected identical terms to the letter delivered by Parent on July 3, 2024, except that Parent requested a written response from the Company by August 16, 2024.
On August 9, 2024, Parent executed the Confidentiality Agreement with the Company, which contained customary provisions, including a customary standstill provision that, for a period of 18 months, prohibits each of Parent and the Company, without the prior written consent of the Board, in the case of Parent, or Parent’s board of directors, in the case of the Company, from making a proposal for a business combination or similar transaction involving the other party, either publicly or privately, but did not reflect any provision prohibiting Parent or the Company from asking the other party to amend or waive such standstill provisions (often referred to as a “don’t ask, don’t waive” provision). The standstill provision expressly permitted Parent and the Company to make a proposal to the other party with respect to a business combination involving such other party so long as it is made privately and not made in a manner that would require such other party to make a public disclosure regarding such proposal under applicable law.
On August 14, 2024, the Company and Stephens executed Stephens’ engagement letter.
On August 15, 2024, the Board held a telephonic meeting at which Mr. Tidball and representatives of Mayer Brown and Stephens were present. At the meeting, representatives of Stephens reviewed and discussed with the Board the terms of Parent’s Initial Offer and Stephens’ preliminary financial analysis of the Company’s standalone valuation and potential transaction proposed by Parent. The Board discussed Parent’s Initial Offer at length, including the potential benefit of securing certain value for the Company’s stockholders, the Company’s standalone prospects and the risks and challenges associated with executing the Company’s strategic plan. The Board received advice from representatives of Stephens and Mayer Brown on various potential strategic responses to Parent. Also at the meeting, the Board discussed with Company management and representatives of Stephens whether it would be beneficial to solicit acquisition interest from other third parties, and again that the likelihood of any such interest existing was small, and that it was appropriate to negotiate for and rely on customary rights in the Merger Agreement to accept superior proposals after announcement of a transaction. At the conclusion of the meeting, the Board determined that the valuation proposed in Parent’s Initial Offer was not sufficient and directed Company management and Stephens to attempt to elicit a higher offer from Parent without offering a specific counterproposal. The Board also requested that Company management provide to the Board an updated long-term financial forecast and strategic plan for the Company to assist it in its assessment of Parent’s proposals.
On August 16, 2024, Messrs. Oviatt and Tidball had a call with Mr. Gleason and informed him that, while the Board remained interested in exploring a potential transaction with Parent, the Board had determined that the valuation proposed in Parent’s Initial Offer was not sufficient and that Parent would need to propose a higher purchase price for the Company. The participants also discussed certain financial due diligence information that would need to be produced by the Company to support a higher valuation from Parent.
On August 18, 2024, Mr. Gleason requested certain due diligence information from Company management to facilitate a potential increase in Parent’s proposed purchase price for the Company.
On August 20, 2024, representatives of Parent delivered to Company management certain preliminary financial due diligence requests regarding the Company.
On August 21, 2024, Messrs. Oviatt, Tidball and Gleason had a call to discuss Parent’s proposed revisions to its initial offer. Mr. Gleason indicated that Parent’s updated proposal would reflect a purchase price of $2.25 per Share paid for in both cash and newly issued shares of common stock of Parent at a ratio of 75% in cash to 25% of newly issued shares of common stock of Parent. Mr. Gleason also indicated that Parent would deliver a letter to the Company reflecting such terms.
Later, on August 21, 2024, Parent delivered to the Company an updated offer letter reflecting the terms that Mr. Gleason had relayed to Company management earlier that day (“Parent’s First Revised Offer”). Parent’s First Revised Offer also requested that the Company provide Parent with exclusivity for 60 days. As of the close market on August 21, 2024, the market price per Share was $1.66.
On August 22, 2024, the Board held a telephonic meeting at which Mr. Tidball and representatives of Mayer Brown and Stephens were present. At the meeting, Messrs. Oviatt and Tidball described Parent’s First Revised Offer to the Board and representatives of Stephens provided financial analysis regarding such offer. The Board received advice from representatives of Stephens and Mayer Brown on potential strategic responses to Parent. Since Board had not yet received from Company management an update to the Company’s long-term financial forecast and strategic plan, the Board instructed Company management to communicate to Parent that it would not be able to respond to Parent’s First Revised Offer until it received such information from Company management which information would assist the Board in assessing Parent’s First Revised Offer.
On August 23, 2024, Mr. Oviatt informed Mr. Gleason by email that the Board would not respond to Parent’s First Revised Offer until the Board received the Company’s long-term financial forecast and strategic plan being prepared by Company management.
On August 28, 2024, the Company and representatives of Stephens granted Parent and its representatives access to an online virtual data room which contained certain limited financial due diligence materials regarding the Company.
On August 29, 2024, the Board held a telephonic meeting at which Mr. Tidball and representatives of Mayer Brown and Stephens were present. At the meeting, Messrs. Oviatt and Tidball provided the Board with a detailed overview of a long-term financial forecast and strategic plan of the Company prepared by Company management, which the Board had requested at the August 15, 2024 meeting. After discussion, the directors provided certain comments regarding such forecast and strategic plan and instructed Messrs. Oviatt and Tidball to update it to reflect such comments and present a revised version of such forecast and strategic plan to the Board once ready. The Board also discussed and deliberated Parent’s First Revised Offer, including the valuation of the consideration offered by Parent, the tax impact to the Company’s stockholders if part of the consideration included shares of Parent common stock, the due diligence the Company would be required to undertake with respect to Parent if the transaction consideration included Parent common stock and the exclusivity requested by Parent.
On September 3, 2024, the Board held a telephonic meeting at which Mr. Tidball and representatives of Mayer Brown and Stephens were present. At the meeting, Messrs. Oviatt and Tidball provided the Board with a detailed overview of the updated long-term financial forecast and strategic plan of the Company prepared by Company management reflecting the comments provided by the directors at the August 29, 2024 meeting (the “Company Projections”). After discussion, the Board determined the Company Projections were reasonable and appropriate and adopted the Company Projections. The Board discussed and deliberated Parent’s First Revised Offer and received advice from representatives of Stephens and Mayer Brown on various potential strategic responses to Parent. At the conclusion of the meeting, the Board determined that the valuation proposed in Parent’s First Revised Offer was not sufficient and directed Company management and Stephens to (a) deliver the Company Projections to Parent, (b) attempt to elicit a higher offer from Parent without offering a specific counterproposal, (c) inform Parent that, if shares of Parent common stock were used as part of the transaction consideration, the Company would need to conduct some due diligence on Parent and the resulting tax impact on the Company’s stockholders, and (d) inform Parent that the Company would not yet provide exclusivity to Parent.
On September 5, 2024, representatives of Stephens delivered the Company Projections to Parent. Also, on September 5, 2024, representatives of Stephens informed Parent that the Board was not yet prepared to provide Parent exclusivity.

On September 10, 2024, Messrs. Oviatt, Tidball and Gleason had a call to discuss Parent’s First Revised Offer, including Parent’s proposal that the potential transaction be paid for in both cash and newly issued shares of common stock of Parent at a ratio of 75% in cash to 25% of newly issued shares of common stock of Parent. On the call, Messrs. Oviatt and Tidball informed Mr. Gleason that, while the Board had not yet made a determination with respect to the composition of the consideration proposed by Parent, if Parent common stock were included as part of the consideration, the Company would need to conduct some due diligence on Parent and the resulting tax impact on the Company’s stockholders.
Also on September 10, 2024, Messrs. Oviatt, Tidball, Gleason and Peter Johansson, the Chief Financial Officer of Parent, other representatives of Parent and representatives of Stephens had a call to discuss Parent’s review of the financial due diligence of the Company and answer Parent’s questions on the due diligence materials.
On September 17, 2024, Parent delivered to the Company an updated offer letter (“Parent’s Second Revised Offer”) which contemplated a purchase price of $2.42 per Share in cash. Parent also indicated that it would require the Company to provide 45 days of exclusivity. As of the close market on September 17, 2024, the market price per Share was $1.54.
On September 18, 2024, the Board held a telephonic meeting at which Mr. Tidball and representatives of Mayer Brown and Stephens were present to discuss Parent’s Second Revised Offer. At such meeting, representatives of Stephens provided the Board with a financial analysis of the terms of Parent’s Second Revised Offer. The Board received advice from representatives of Stephens and Mayer Brown on various potential strategic responses to Parent. Also at the meeting, the Board again discussed with Company management and representatives of Stephens whether it would be beneficial to solicit acquisition interest from other third parties, and again determined that the likelihood of any such interest existing was small, and that it was appropriate to negotiate for and rely on customary rights in the merger agreement to accept superior proposals after announcement of a transaction. Following discussion and deliberation, the Board determined to deliver a counterproposal to Parent (the “Company’s Counteroffer”) at a price per Share of $2.62 and to accept Parent’s proposed 45-day exclusivity period. The Board instructed Company management to work with Mayer Brown and Stephens to deliver a letter reflecting the Company’s Counteroffer to Parent. As of the close market on September 18, 2024, the market price per Share was $1.47.
On the morning of September 19, 2024, representatives of the Company delivered a letter reflecting the Company’s Counteroffer to Parent.
On the afternoon of September 19, 2024, Messrs. Oviatt and Tidball had a call with Mr. Gleason to discuss the Company’s Counteroffer. Mr. Gleason indicated that, having considered the Company’s Counteroffer, Parent was prepared to propose a purchase price of $2.55 per Share in cash, which would be its best and final offer (“Parent’s Final Offer”). As of the close market on September 19, 2024, the market price per Share was $1.52.
In the evening of September 19, 2024, the Board held a telephonic meeting at which Mr. Tidball and representatives of Mayer Brown and Stephens were present. At the meeting, Messrs. Oviatt and Tidball summarized the terms of Parent’s Final Offer. After discussion and deliberation, the Board determined to further explore a potential transaction with Parent on the terms of Parent’s Final Offer, particularly in light of Parent indicating this was its best and final offer, so long as Parent delivered to the Company a letter confirming Parent was prepared to explore a transaction on such terms. The Board also approved granting Parent a 45-day exclusivity period and instructed Company management to communicate the Board’s decision to Parent and, after Parent delivered a letter reflecting Parent’s Final Offer, negotiate and execute an exclusivity agreement with Parent.
Later on September 19, 2024, Company management communicated the Board’s decision to representatives of Parent.
On September 23, 2024, Parent sent a written offer letter confirming the terms of Parent’s Final Offer to the Company.

Between September 23, 2024 and September 25, 2024, Mayer Brown and Foley & Lardner LLP, Parent’s outside legal counsel (“Foley”), prepared and negotiated a draft of the Exclusivity Agreement.
On September 25, 2024, the Company and Parent executed the Exclusivity Agreement with customary terms and conditions, including, among other things, that the Company was prohibited from soliciting, discussing or negotiating any alternative business combination transactions with third parties other than Parent during the exclusivity period, and reflected an exclusivity period that extended from September 25, 2024 until November 9, 2024.
On September 29, 2024, the Company and representatives of Stephens granted Parent and its representatives access to an online virtual data room containing additional financial and other requested operational, strategic, commercial, legal and administrative due diligence materials regarding the Company.
On October 7, 2024, Foley sent Mayer Brown a draft of the Merger Agreement. Among other things, the draft reflected a termination fee equal to $5,000,000 (approximately 4% of the equity value of the proposed transaction), which would become payable in the event the Company accepted a superior proposal.
On October 10, 2024, Parent’s management team visited the Company’s principal offices in Lindon, Utah. During such visit, Company management gave a presentation on the Company’s business and the management teams discussed, among other things, Parent’s operational strategies, approach to strategic transactions, long-term growth plans and integration strategy. Also during such visit, Company management and Parent’s management team discussed the timing of a closing of the potential transaction and how, if the potential transaction were closed after the end of the 2024 fiscal year rather that during such fiscal year, the taxes payable on parachute payments made to Company management would be reduced and would simplify the closing of the Company’s books and the audit of the Company’s financials for the 2024 fiscal year.
On October 11, 2024, Mayer Brown delivered a markup of the Merger Agreement to Foley. Among other things, the draft reflected a timetable for the commencement of the tender offer that would allow for a closing after the end of the 2024 fiscal year and expressly reserved the Board’s ability to comment on the amount of the termination fee.
On October 14, 2024, representatives of Mayer Brown and Foley had a call to discuss the markup of the Merger Agreement sent by Mayer Brown to Foley on October 11, 2024.
On October 15, 2024, the Board held a telephonic meeting at which Mr. Tidball and representatives of Mayer Brown and Stephens were present. At the meeting, Company management and the representatives of Mayer Brown and Stephens summarized for the Board the material developments regarding the potential transaction with Parent, including the negotiation of the Merger Agreement, the status of Parent’s due diligence and a summary of the visit by Parent’s management to the Company’s offices in Lindon, Utah on October 10, 2024. After discussion and deliberation, the Board instructed Company management to continue working with Parent to progress the potential transaction.
On October 16, 2024, Mr. Tidball had a call with a representative of Parent during which Mr. Tidball provided a virtual tour of the Company’s offices in Canada and answered such representative’s questions regarding the Company’s operations in Canada.
On October 17, 2024, Foley delivered a markup of the Merger Agreement to Mayer Brown, requesting, among other things, that Messrs. Hatch, Oviatt and Tidball, in their respective capacities as stockholders of the Company, enter into the Support Agreements.
Also on October 17, 2024, Foley circulated a draft of the Support Agreement.
On October 18, 2024, Mr. Hatch had a call with Mr. Gleason to discuss a potential grant of equity awards to certain executives and employees of the Company in connection with the potential transaction that would fully vest upon the consummation of the potential transaction as a form of transaction bonus to such executives and employees. Following the discussion on October 18, 2024, after consideration, representatives of Parent indicated to Mr. Hatch and other representatives of the Company that Parent was not supportive of granting any such transaction bonus and that it preferred to determine compensatory arrangements for the Company’s executives and employees following the anticipated signing of the Merger Agreement, and no such pre-signing grants were subsequently made by the Company to any such executives or employees.
On October 20, 2024, Mayer Brown prepared and circulated the markup of the Merger Agreement to Foley. Among other things, the draft reflected a termination fee equal to $3,750,000 (approximately 3% of the equity value of the proposed transaction).
On October 21, 2024, Mayer Brown prepared and circulated the markup of the Support Agreement to Dorsey & Whitney LLP, counsel to Messrs. Hatch, Oviatt and Tidball (“Dorsey”).
On October 22, 2024, representatives of Mayer Brown, Lawson Lundell LP (“Lawson”), outside legal counsel to the Company with respect to Canadian legal matters, Foley and Stikeman Elliott LLP (“Stikeman”), outside legal counsel to Parent with respect to Canadian legal matters, had a call to discuss Canadian law matters relating to the Merger Agreement.
Later on October 22, 2024, the Board held a telephonic meeting at which Mr. Tidball and representatives of Mayer Brown and Stephens were present. At the meeting, Company management and the representatives of Mayer Brown and Stephens summarized for the Board the material developments regarding the potential transaction with Parent, including the negotiation of the Merger Agreement and the status of Parent’s due diligence. After discussion and deliberation, the Board instructed Company management to continue working with Parent to progress the potential transaction.
On October 23, 2024, Foley circulated a markup of the Merger Agreement to Mayer Brown. Among other things, the draft reverted the termination fee to $5,000,000, which was Parent’s initial position.
Also on October 23, 2024, Dorsey prepared and circulated the markup of the Support Agreement to Mayer Brown, which Mayer Brown relayed to Foley later on October 23, 2024.
Between October 24, 2024 and October 25, 2024, Foley and Dorsey exchanged and finalized the drafts of the Support Agreement for each of Messrs. Hatch, Oviatt and Tidball.
Also on October 25, 2024, the Board held a telephonic meeting at which Mr. Tidball and representatives of Stephens and Mayer Brown were present. A representative of Mayer Brown reviewed with the members of the Board their fiduciary duties under Nevada law. The Board discussed again whether any of the members of the Board or Company management had any conflict of interest with respect to the potential transaction with Parent. The Board determined that, based on the information available to it, each of the members of the Board and Company management remained disinterested and independent in respect of the potential transaction with Parent and there was no conflict of interest. Prior to making their presentation, a representative of Stephens confirmed that Stephens had no business relationships with Parent and, after consideration, the Board determined that Stephens would be able to provide the Board objective advice and concluded it was appropriate for the Board to continue to receive advice from Stephens. At the request of the Board, a representative of Stephens then reviewed with the Board its preliminary financial analysis with respect to the Company and the proposed transaction with Parent. A representative of Mayer Brown provided the Board with both a written and an oral summary of certain key terms of the Merger Agreement and the Support Agreements, noting any items that remained to be resolved. A representative of Mayer Brown also described for the Board the resolutions that the Board would consider adopting to approve the Merger Agreement and the potential transaction with Parent. Following discussion and consideration of the proposed transaction with Parent, the Board determined to continue to pursue such transaction, assuming satisfactory finalization of definitive transaction documentation.
Throughout October 26, 2024 and October 28, 2024, representatives of Mayer Brown and Foley exchanged and finalized the draft of the Merger Agreement. Among other things, the finalized draft reflected a termination fee equal to $4,375,000 (approximately 3.5% of the equity value of the proposed transaction).
On October 28, 2024, the Board held a telephonic meeting at which Mr. Tidball and representatives of Stephens and Mayer Brown were present to, among other things, consider the proposed transaction with Parent. A representative of Mayer Brown reviewed with the Board the resolution of the issues in the Merger

Agreement and the Support Agreements that had been unresolved as of the time of the meeting of the Board on October 25, 2024. At the request of the Board, representatives of Stephens reviewed with the Board its financial analysis with respect to the Company and the proposed transaction Parent. Thereafter, at the request of the Board, Stephens rendered its oral opinion to the Board (which was subsequently confirmed in writing by delivery to the Board of Stephens’ written opinion dated October 28, 2024) to the effect that, as of October 28, 2024, and based upon and subject to certain assumptions, qualifications, limitations and other matters considered in connection with the preparation of the opinion, the purchase price of $2.55 per Share to be received by the holders of Shares is fair to such holders from a financial point of view. The Board then unanimously (a) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company and its stockholders; (b) declared it advisable to enter into the Merger Agreement and approved the execution, delivery, and performance of the Merger Agreement; (c) approved and declared advisable the transactions contemplated thereby, including the Offer and the Merger; (d) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer; and (e) resolved that the Merger shall be governed by and effected pursuant to Section 92A.133 of the NRS and Section 252 of the DGCL and that the Merger shall be consummated as soon as practicable following the consummation of the Offer.
Later in the evening on October 28, 2024, the Company, Parent and Purchaser executed the Merger Agreement, and Parent, Purchaser and each of Messrs. Oviatt, Tidball and Hatch (and certain affiliates of Mr. Hatch) executed the Support Agreements.
Prior to the opening of trading on Nasdaq on October 29, 2024, the Company and Parent issued a press release announcing entry into the Merger Agreement.
Company Projections
The Company does not, as a matter of course, regularly prepare long-term, multi-year projections or publicly disclose long-term, multi-year forecasts or internal projections as to future performance or results of operations, including future earnings, or other results, due to, among other things, the inherent unpredictability of the underlying assumptions, estimates and projections.
However, in connection with the Board’s review and evaluation of the Offer and the Merger, Company management, at the direction of the Board, prepared the Company Projections, which reflect certain risk-adjusted, non-public, unaudited prospective financial information for fiscal years 2024 through 2029 of the Company on a standalone basis (as summarized below), reflecting the best currently available estimates and judgments of Company management on a risk-adjusted basis. The Company Projections were provided to the Board for purposes of considering, analyzing and evaluating the Offer and the Merger. In addition, the Company Projections were provided to Stephens to use in connection with the rendering of its fairness opinion to the Board and in performing its related financial analyses, as described in the section titled “Item 4. The Solicitation or Recommendation — Opinion of Financial Advisor to Profire.” The Company Projections were the only financial projections with respect to the Company used by Stephens in performing its financial analyses. The Company Projections were also provided to Parent in connection with its consideration and evaluation of a transaction with the Company.
Cautionary Statements
The summary of the Company Projections is included in this Schedule 14D-9 solely to provide the Company’s stockholders access to certain financial information that was made available to the Board and Stephens and is not being included in this Schedule 14D-9 to influence the decision of any stockholder of the Company regarding whether to tender Shares in the Offer or for any other purpose. The Company Projections may differ from publicly available analyst estimates and projections and do not take into account any events or circumstances after the date they were prepared, including the announcement of the proposed transaction.
The Company Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the Company’s control. The Company Projections reflect numerous estimates and assumptions made by

Company management, based on information available at the time the Company Projections were developed, with respect to industry performance, general business, economic, competitive, regulatory, market and financial conditions and other future events, as well as matters specific to the Company’s business, all of which are difficult to predict and many of which are beyond the Company’s control. Multiple factors, including those described in the section entitled “Item 8. Additional Information — Cautionary Statements Concerning Forward-Looking Statements,” could cause the Company Projections or the underlying assumptions to be inaccurate. As a result, there can be no assurance that the Company Projections will be realized or that actual results will not be significantly higher or lower than projected. Because the Company Projections cover multiple years, such information by its nature becomes less reliable with each successive year. The Company Projections do not take into account any circumstances or events occurring after the date on which they were prepared. Economic and business environments can and do change quickly, which adds an additional significant level of uncertainty as to whether the results portrayed in the Company Projections will be achieved. As a result, the inclusion of the Company Projections herein does not constitute an admission or representation by Company or any other person that the information is material.
The Company Projections were not prepared with a view toward public disclosure or with a view toward complying with U.S. generally accepted accounting principles (“GAAP”), the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants. In addition, no independent registered public accounting firm or any other independent accountant provided any assistance in preparing the Company Projections. Accordingly, no independent registered public accounting firm or independent accountant has audited, reviewed, compiled, examined or otherwise performed any procedures with respect to the Company Projections or expressed any opinion or any form of assurance with respect thereto.
The inclusion of the Company Projections in this Schedule 14D-9 should not be regarded as an indication that the Company or any of its affiliates, officers, directors, advisors or other representatives considered or consider the Company Projections to be predictive of actual future events, and the Company Projections should not be relied upon as such or construed as financial guidance. None of the Company or any of its affiliates, officers, directors, advisors or other representatives assumes any responsibility for the validity, reasonableness, accuracy or completeness of the Company Projections. None of the Company or any of its affiliates, officers, directors, advisors or other representatives has made or makes any representation or warranty to any of the Company’s stockholders or other person regarding the information included in the Company Projections or the ultimate performance of the Company compared to the information contained in the Company Projections, the likelihood that the Company Projections will be achieved, or the overall future performance of the Company. The Company Projections also reflect subjective judgment in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments.
The Company Projections were prepared assuming the Company’s continued operation as a standalone, publicly traded company, without giving effect to the Offer or the Merger, any changes to the Company’s operations or strategy that may be implemented following consummation of the Offer and the Merger, any costs incurred in connection with the Offer or the Merger, any potential synergies that may be achieved by the combined company as a result of the Merger or the effect of any business or strategic decision or action that has been or will be taken as a result of the execution of the Merger Agreement. Company management believed the assumptions used in the preparation of the Company Projections to be reasonable at the time they were made.
Certain of the measures included in the Company Projections, including EBITDA (each, as described below), are financial measures that are not calculated in accordance with GAAP. Such non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP, and may not be comparable with similar titles used by other companies. Furthermore, there are limitations inherent in non-GAAP financial measures because they exclude charges and credits that are required to be included in a GAAP presentation. EBITDA should not be considered as an alternative to operating income or net income or as a measure of operating performance, cash flow or liquidity.
Financial measures provided to a financial advisor are excluded from the definition of non-GAAP financial measures and, therefore, are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not relied upon by Stephens for purposes of its financial analyses as described in the section titled “Item 4. The Solicitation or Recommendation — Opinion of Financial Advisor to Profire” or by the Board in connection with its consideration of the Offer and the Merger. Accordingly, the Company has not provided a reconciliation of any financial measures included in the Company Projections.
None of the Company or any of its affiliates, officers, directors, advisors or other representatives undertakes any obligation to update or otherwise revise or reconcile any information contained in the Company Projections to reflect circumstances existing after the date the Company Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Company Projections are shown to be in error. The Company does not intend to make publicly available any update or other revision to the Company Projections, except as otherwise required by law.
The following is a summary of the Company Projections:
Period ($ in millions)	2024E	2025E	2026E	2027E	2028E	2029E
Total Revenues	$61.1	$73.0	$79.5	$86.5	$94.8	$104.2
Gross Profit	30.5	37.3	39.6	43.4	47.4	51.9
Total Operating Expenses	21.2	25.2	26.2	28.5	30.8	33.4
PF Adjusted EBITDA(1)	13.8	17.7	19.1	21.0	23.0	25.1
Adjusted EBITDA(2)	11.6	15.5	16.9	18.8	20.8	22.9
EBITDA	10.5	14.2	15.5	17.3	19.1	21.1
Net Income	7.4	9.1	10.1	11.4	12.7	14.3

(1)
Pro Forma (PF) Adjusted EBITDA means the Company’s earnings before net interest, income taxes, depreciation and amortization, plus the Company’s public company costs as estimated by the Company’s management. PF Adjusted EBITDA is a non-GAAP financial measure and should not be considered as an alternative to net income or operating income as a measure of operating performance or cash flows or as a measure of liquidity.

(2)
Adjusted EBITDA means the Company’s earnings before net interest, income taxes, depreciation and amortization (and excludes stock-based compensation expense). Adjusted EBITDA is a non-GAAP financial measure and should not be considered as an alternative to net income or operating income as a measure of operating performance or cash flows or as a measure of liquidity.

In light of the foregoing factors and the uncertainties inherent in the Company Projections, the Company’s stockholders are cautioned not to place undue reliance on the Company Projections.
Reasons for the Recommendation
In evaluating the proposed Merger Agreement and the Transactions, the Board consulted with members of Company management and representatives from Stephens and Mayer Brown at various times, and considered, reviewed and evaluated a significant amount of information and numerous factors, including the following non-exhaustive list of material factors (not in any relative order of importance), that the Board believes support its unanimous decision and recommendation.
•
Business, Financial Condition and Prospects.   The Board considered the current and historical financial condition, results of operations, business, competitive position, assets and prospects, as well as the long-range plan, of the Company. The Board weighed the certainty of realizing an upfront payment of $2.55 per Share in cash in the Offer and the Merger against the uncertainty that trading values would approach an amount comparable to the Offer Price in the foreseeable future and the risks and uncertainties associated with the Company and its business as a standalone company (including the risk factors set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on March 13, 2024) (such uncertainty and risk, the “Standalone Risk”).

•
Implied Premium.   The Board considered the fact that the Offer Price represents an approximately 46.5% premium over the Company’s closing Share price on October 25, 2024, the last trading day before the Board approved the transactions contemplated by the Merger Agreement, and an approximately 60.3% premium over the Company’s volume-weighted average Share price over the thirty (30) trading days prior to October 25, 2024.

•
Cash Consideration.   The Board considered the fact that the Offer Price and Merger Consideration payable to the Company’s stockholders in the Offer and the Merger will consist entirely of cash, which will provide the Company’s stockholders with immediate liquidity and certainty of value. The Board believed this certainty of value was compelling, especially when viewed against the Standalone Risk.

•
Standalone Risk.   The Board considered the Standalone Risk, and the assessment that no other internally developed alternatives were reasonably likely in the near term to create greater value for the Company’s stockholders than the Offer and the Merger, taking into account business, competitive, industry and market risks. Among other things, such Standalone Risk included the risk of the following conditions occurring: (a) the risk that the new products being developed and business lines being pursued by the Company would not be successful enough to drive further growth for the Company, and (b) the risk that the Company would not be able to reach a sufficient size and scale for its Share price to appropriately reflect its financial performance.

•
Best Strategic Alternative for Maximizing Stockholder Value.   The Board considered the strategic and financial alternatives reasonably available to the Company, and the risks and uncertainties associated with those alternatives, none of which were deemed likely to result in value to the Company’s stockholders that would exceed, on a present-value basis, the value of the Offer Price and the Merger Consideration. The Board believed that, after discussion with Company management and Stephens, the Offer Price proposed by Parent was the highest price per Share reasonably obtainable by the Company under the circumstances and that another third party was unlikely to offer a higher purchase price. The Board also believed that, after discussion with Company management, Stephens and Mayer Brown, that it was highly unlikely that a potential third party acquirer would be able to propose a higher purchase price than Parent, but in the unlikely event there were to be another potential acquirer capable of and willing to make a more compelling offer to acquire the Company, the terms of the Merger Agreement would not preclude such an offer.

•
Process.   The Board also considered the fact that the terms of the Offer and the Merger were the result of robust, arms’-length negotiations conducted by the Company with the knowledge and at the direction of the Board and with the assistance of independent financial and legal advisors.

•
“Best and Final” Offer.   The Board considered the fact that (a) during the course of negotiations with Parent (as more fully described in the section titled “Item 4. The Solicitation or Recommendation — Background of the Offer and the Merger”), Parent increased its initial offer from $2.00 per Share on July 3, 2024, to $2.25 per Share on August 21, 2024, to $2.42 per Share on September 17, 2024 and then, ultimately, to $2.55 per Share on September 19, 2024, (b) Parent characterized its proposal of $2.55 per Share as its “best and final” offer, and (c) the Board believed that the price of $2.55 per Share was Parent’s “best and final” offer and there was a substantial risk of losing such offer if the Company continued to pursue a higher price.

•
Company Projections.   The Board considered the Company Projections, which reflected an application of various assumptions of Company management. For further discussion, see “Item 4. The Solicitation or Recommendation — Company Projections.”

•
Stephens’ Fairness Opinions and Related Analysis.   The Board considered the oral opinion of Stephens rendered to the Board on October 28, 2024, which was subsequently confirmed by delivery of a written opinion dated October 28, 2024, that, as of such date and based upon and subject to certain assumptions, qualifications, limitations and other matters considered in connection with the preparation of the opinion, the purchase price of $2.55 per Share to be received by the holders of the Shares was fair to such holders (other than as specified in such opinion) from a financial point of view, as more fully described below under the caption “Item 4. The Solicitation or Recommendation — Opinion of Financial Advisor to Profire.” The full text of Stephens’ written opinion, dated October 28,

2024, which set forth, among other things, the assumptions, qualifications, limitations and other matters considered by Stephens in rendering the opinion, has been included as Annex A to this Schedule 14D-9 and is incorporated herein by reference.
•
Speed and Likelihood of Consummation.   The Board considered that the structure of the transaction (a tender offer followed by a merger effected pursuant to Section 92A.133 of the NRS, which would not require additional approval by the Company’s stockholders) enables the Company’s stockholders to receive the cash consideration pursuant to the Offer in a relatively short timeframe. The Board also considered the likelihood that the Offer would be completed and the Merger would be consummated based on, among other things (not in any relative order of importance):

•
the fact that, subject to its limited rights to terminate the Offer, Parent and Purchaser are required to extend the Offer beyond the initial expiration date of the Offer if certain conditions to the completion of the Offer are not satisfied as of such date;

•
the limited nature of the conditions to Parent’s and Purchaser’s obligation to consummate the Offer and the Merger, including (a) the absence of any financing condition in the Merger Agreement, and (b) the limited number of regulatory clearances required to be obtained prior to the consummation of the Offer and the Merger;

•
the fact that the completion of the Offer is conditioned on meeting the Minimum Tender Condition (as defined in the Merger Agreement), which cannot be waived without the prior written consent of the Company;

•
the business reputation, capabilities and financial condition of Parent, and the Board’s perception that Parent is willing to devote the resources necessary to complete the Offer and the Merger in an expeditious manner; and

•
the ability of the Company to enforce the Merger Agreement.

•
Opportunity to Receive Unsolicited Alternative Proposals and to Terminate the Merger Agreement in Order to Accept a Superior Proposal.   The Board considered the terms of the Merger Agreement permitting the Company to receive unsolicited alternative proposals and other terms and conditions of the Merger Agreement, including:

•
the Company’s right, subject to certain conditions, to respond to and negotiate unsolicited acquisition proposals that are made prior to the time that the Offer is consummated;

•
the ability of the Board under the Merger Agreement to withdraw or change its recommendation that the Company’s stockholders tender their Shares to Purchaser pursuant to the Offer in certain circumstances, including in connection with a superior offer or an intervening event;

•
the provision in the Merger Agreement allowing the Board to terminate the Merger Agreement in order to accept and enter into a definitive agreement with respect to an unsolicited superior offer, subject to payment of a termination fee of $4,375,000, or approximately 3.5% of the Company’s equity value, which amount the Board believes to be reasonable under the circumstances and taking into account the range of such termination fees in similar transactions, and the likelihood that a fee of such size would not be a meaningful deterrent to alternative acquisition proposals; and

•
the provision in the Merger Agreement requiring Parent to, under certain circumstances and subject to certain limitations, extend the Offer beyond the initial expiration date of the Offer or, if applicable, subsequent expiration dates, if the conditions to the consummation of the Offer are not satisfied or waived as of such date.

•
End Date.   The Board considered the termination date under the Merger Agreement on which either Parent or the Company, subject to certain exceptions, may terminate the Merger Agreement, which is anticipated to allow for sufficient time to consummate the Offer and the Merger while minimizing the length of time during which the Company would be required to operate subject to the restrictions on interim operations set forth in the Merger Agreement.

The Board also considered a variety of risks and other potentially adverse factors and other potentially negative reasons related to entering into the Merger Agreement in determining whether to approve the Merger Agreement and the transactions contemplated thereby, including:
•
the fact that the Offer Price would not allow the Company’s stockholders to participate in the possible growth and potential future earnings of the Company following the consummation of the Offer and the Merger;

•
the effect of the restrictions in the Merger Agreement and the pendency of the Offer and the Merger on the Company’s ability to engage with vendors, distributors and other parties, including to attract, hire and retain its employees and potential employees and take any other action the Company would otherwise take with respect to its operations absent the pending transactions;

•
the risk of litigation related to the Offer and the Merger that could be instituted against the Company or its directors and officers, and potential effects or outcomes related thereto;

•
the interests of the Company’s executive officers and directors and the fact that the Company’s executive officers and directors may be deemed to have interests in respect of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, which interests may be different from or in addition to those of the Company’s stockholders, generally (as more fully described in the section titled “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of the Company” above); and

•
other risks of the type and nature as further described in the section titled “Item 8. Additional Information — Cautionary Statements Regarding Forward-Looking Statements.”

In light of these various factors and having weighed the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and Merger with the potential benefits of the transactions contemplated by the Merger Agreement, the Board unanimously (a) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company and its stockholders; (b) declared it advisable to enter into the Merger Agreement and approved the execution, delivery, and performance of the Merger Agreement; (c) approved and declared advisable the transactions contemplated thereby, including the Offer and the Merger; (d) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer; and (e) resolved that the Merger shall be governed by and effected pursuant to Section 92A.133 of the NRS and Section 252 of the DGCL and that the Merger shall be consummated as soon as practicable following the consummation of the Offer.
The foregoing discussion of the Board’s reasons for its recommendation that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer is not meant to be exhaustive, but addresses the material information and reasons considered by the Board in connection with its recommendation. In view of the wide variety of factors considered by the Board in connection with the evaluation of the Offer and the complexity of these matters, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determination and recommendation. Rather, the Company’s directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of the Board may have been influenced to a greater or lesser degree by different reasons. In arriving at their respective recommendations, the members of the Board considered the interests of the Company’s executive officers and directors as described in the section titled “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of the Company.”
Intent to Tender
To Profire’s knowledge, after making reasonable inquiry, all of Profire’s executive officers and directors currently intend to validly tender (and not withdraw) or cause to be validly tendered (and not withdrawn) pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.
Opinion of Financial Advisor to Profire
On August 14, 2024, the Company, on behalf of the Board, engaged Stephens to act as a financial advisor to the Company and the Board in connection with the proposed sale of the Company. As part of its engagement, Stephens was asked to undertake a study of the fairness, from a financial point of view, of the consideration to be received in connection with the Offer and the Merger. The Company engaged Stephens because, among other factors, Stephens is a nationally recognized investment banking firm with substantial experience in similar transactions. As part of its investment banking business, Stephens is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions.
As part of Stephens’ engagement, representatives of Stephens participated in meetings of the Board, including a meeting held on October 28, 2024, in which the Board considered and approved the Offer and the Merger. Stephens reviewed with the Board the financial aspects of the Offer and rendered its oral opinion, which was subsequently confirmed by delivery of a written opinion to the Board dated as of October 28, 2024, that, as of such date, the Offer Price to be received by the holders of Company Common Stock (other than Cancelled Shares (as defined in the Merger Agreement)) (solely in their capacity as such) pursuant to the Merger Agreement was fair to them from a financial point of view, based upon and subject to the qualifications, assumptions and other matters considered by Stephens in connection with the preparation of its opinion.
The full text of Stephens’ written opinion letter (the “Opinion Letter”) is attached as Annex A to this Schedule 14D-9. The Opinion Letter outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Stephens in rendering its opinion. The summary of such opinion set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such written Opinion Letter. Investors are urged to read the entire Opinion Letter carefully in connection with their consideration of the Offer and the Merger. The Company did not give any instruction to or impose any limitations on Stephens as it related to the issuance of its opinion.
Stephens’ opinion speaks only as of the date of such opinion, and Stephens has undertaken no obligation to update or revise its opinion. The opinion was directed to the Board (solely in its capacity as such) in connection with, and for purposes of, its consideration of the Offer and the Merger. The opinion only addresses whether the Offer Price to be received by the holders of Company Common Stock (other than Cancelled Shares (as defined in the Merger Agreement)) (solely in their capacity as such) pursuant to the Merger Agreement was fair to them from a financial point of view as of the date of the opinion. The opinion does not address the underlying business decision of the Company to engage in the Offer and the Merger or any other term or aspect of the Merger Agreement and related documents or the transactions contemplated thereby. Stephens’ opinion does not constitute a recommendation to the Board or any of the Company’s stockholders as to whether such person or entity should tender his, her or its Shares in the Offer or how such person should otherwise act with respect to the Offer and the Merger or any other matter. The Company and Parent determined the Offer Price through a negotiation process.
In connection with arriving at its opinion, Stephens:
(i)
reviewed certain publicly available financial statements, reports and other information regarding the Company;

(ii)
reviewed certain audited financial statements regarding the Company;

(iii)
reviewed certain internal financial statements, management reports and other financial and operating data concerning the Company prepared by management of the Company;

(iv)
reviewed the Company Projections;

(v)
reviewed the reported prices and trading activity for the Company Common Stock;

(vi)
compared the financial performance of the Company with that of certain other publicly-traded companies and their securities that Stephens deemed relevant to Stephens’ analysis of the Offer and the Merger;

(vii)
reviewed the financial terms, to the extent publicly available, of certain merger or acquisition transactions that Stephens deemed relevant to Stephens’ analysis of the Offer and the Merger;

(viii)
reviewed the then most recent draft of the Merger Agreement and related documents provided to Stephens by the Company;

(ix)
discussed with management of the Company the operations of and future business prospects for the Company;

(x)
assisted in the Company’s deliberations regarding the material terms of the Offer and the Merger and the Company’s negotiations with Parent; and

(xi)
performed such other analyses and provided such other services as Stephens’ deemed appropriate.

Stephens relied on the accuracy and completeness of the information, financial data and financial forecasts provided to Stephens by the Company and of the other information reviewed by Stephens in connection with the preparation of Stephens’ opinion, and its opinion is based upon such information. Stephens did not independently verify or undertake any responsibility to independently verify the accuracy or completeness of any of such information, data or forecasts. Management of the Company assured Stephens that it was not aware of any relevant information that had been omitted or remained undisclosed to Stephens. Stephens did not assume any responsibility for making or undertaking an independent evaluation or appraisal of any of the assets or liabilities of the Company, and Stephens was not furnished with any such evaluations or appraisals; nor did Stephens evaluate the solvency or fair value of the Company or Parent under any laws relating to bankruptcy, insolvency or similar matters. Stephens did not assume any obligation to conduct any physical inspection of the properties, facilities, assets or liabilities (contingent or otherwise) of the Company or Parent. Stephens did not make an independent analysis of the effects of potential future changes in the rate of inflation or of prevailing rates of interest or other market developments or disruptions, or of the effects of any global conflicts or hostilities or any other disaster or adversity, on the business or prospects of the Company or Parent. With respect to the Company Projections, Stephens assumed that the Company Projections had been reasonably prepared and reflected the best then currently available estimates and judgments of management of the Company as to the future financial performance of the Company, and provided a reasonable basis for Stephens’ analysis. Stephens recognized that the Company Projections were based on numerous variables, assumptions and judgments that were inherently uncertain (including, without limitation, factors related to general economic and competitive conditions) and that actual results could vary significantly from the Company Projections, and Stephens expressed no opinion as to the reliability of the Company Projections or the assumptions upon which they were based.
Stephens does not provide legal, accounting, regulatory, or tax advice or expertise, and Stephens relied solely, and without independent verification, on the assessments of the Company and its other advisors with respect to such matters. Stephens assumed, with the Company’s consent, that the Offer and the Merger will not result in any materially adverse legal, regulatory, accounting or tax consequences for the Company or its stockholders and that any reviews of legal, accounting, regulatory or tax issues conducted as a result of the Offer and the Merger will be resolved favorably to the Company and its stockholders. Stephens did not express any opinion as to any tax or other consequences that might result from the Offer and the Merger.
Stephens’ opinion was necessarily based upon market, economic and other conditions as they existed and could be evaluated on the date of such opinion, and on the information made available to Stephens as of the date of such opinion. Market price data used by Stephens in connection with its opinion was based on reported market closing prices as of October 25, 2024. It should be understood that subsequent developments may affect the opinion and that Stephens did not undertake any obligation to update, revise or reaffirm the opinion or otherwise comment on events occurring after the date of the opinion. Stephens further noted that volatility or disruptions in the credit and financial markets relating to, among other things, potential future changes in the rate of inflation or prevailing rates of interest or other market developments or disruptions, or the effects of any global conflicts or hostilities, or any other disaster or adversity may or may not have an effect on the Company, and Stephens did not express an opinion as to the effects of such volatility or disruptions on Offer and the Merger or any party to the Offer or the Merger. Stephens further expressed no opinion as to the prices at which shares of Parent’s or the Company’s common stock may trade at any time subsequent to the announcement of the Offer and the Merge.
In connection with developing its opinion, Stephens assumed that, in all respects material to its analyses:
(i)
the Offer and the Merger and any related transactions will be consummated on the terms of the latest draft of the Merger Agreement provided to Stephens, without material waiver or modification;

(ii)
the representations and warranties of each party in the Merger Agreement and in all related documents and instruments referred to in the Merger Agreement are true and correct;

(iii)
each party to the Merger Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents;

(iv)
all conditions to the completion of the Offer and the Merger will be satisfied within the time frames contemplated by the Merger Agreement without any waivers;

(v)
that in the course of obtaining the necessary regulatory, lending or other consents or approvals (contractual or otherwise) for the Offer and the Merger and any related transactions, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that would have a material adverse effect on the contemplated benefits of the Offer and the Merger to the Company or the holders of the Company Common Stock (other than Cancelled Shares (as defined in the Merger Agreement)) (solely in their capacity as such);

(vi)
there has been no material change in the assets, liabilities, financial condition, results of operations, business or prospects of the Company since the date of the most recent financial statements made available to Stephens, and that no legal, political, economic, regulatory or other development has occurred that will adversely impact the Company; and

(vii)
the Offer and the Merger will be consummated in a manner that complies with applicable law and regulations.

Stephens’ opinion was limited to whether the Offer Price to be received by the holders of Company Common Stock (other than Cancelled Shares (as defined in the Merger Agreement)) (solely in their capacity as such) pursuant to the Merger Agreement was fair to them from a financial point of view as of the date of the opinion. Stephens was not asked to, and it did not, offer any opinion as to the terms of the Merger Agreement and related documents or the form of the Offer and the Merger or any aspect of the Offer and the Merger, other than the fairness, from a financial point of view, of the Offer Price to be received by the holders of Company Common Stock (other than Cancelled Shares (as defined in the Merger Agreement)) (solely in their capacity as such). The opinion did not address the merits of the underlying decision by the Company to engage in the Offer and the Merger, the merits of the Offer and the Merger as compared to other alternatives potentially available to the Company or the relative effects of any alternative transaction in which the Company might engage, nor is it intended to be a recommendation to any person or entity as to any specific action that should be taken in connection with the Offer and the Merger, including whether such person or entity should tender his, her or its Shares in the Offer or how such person or entity should otherwise act with respect to the Offer and the Merger. Moreover, Stephens did not express any opinion as to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or to any group of such officers, directors or employees, whether relative to the compensation to other stockholders of the Company or otherwise.
The following is a summary of the material financial analyses performed and material factors considered by Stephens in connection with developing its opinion. In performing the financial analyses described below, Stephens relied on the financial and operating data, projections and other financial information and assumptions concerning the Company provided by management of the Company, and Stephens reviewed with the Company’s executive management certain assumptions concerning the Company upon which the analyses were based, as well as other factors. Although this summary does not purport to describe all of the analyses performed or factors considered by Stephens, it does set forth those analyses considered by Stephens to be material in arriving at its opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. The order of the summaries of analyses described does not represent the relative importance or weight given to those analyses by Stephens. It should be noted that in arriving at its opinion, Stephens did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Stephens believes that its analysis must be considered as a whole and that considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion. The financial analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the financial analyses summarized below. Accordingly, Stephens’ analyses and the summary of its analyses must be considered as a whole and selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying Stephens’ analyses and opinion.
Summary of the Offer and the Merger
Pursuant to the Merger Agreement and related documents, and subject to the terms, conditions and limitations set forth therein, and for purposes of its opinion, Stephens understood that, subject to potential adjustments as described in the Merger Agreement, Purchaser agreed to commence a cash tender offer to purchase all the outstanding Shares at a price per Share of $2.55 in cash, without interest, on the terms and subject to the conditions set forth in the Merger Agreement. Based upon the Company Projections and market data as of October 25, 2024, Stephens calculated the following transaction multiples and other financial metrics:
	As of October 25, 2024
	Current Price	Offer Price
Price per Share	$1.74	$2.55
Current Price/Offer Price Premium (Discount) vs.
Current Price ($1.74)	—	46.6%
1-Month VWAP ($1.66)	5.1%	54.0%
3-Month VWAP ($1.59)	9.5%	60.4%
6-Month VWAP ($1.56)	11.8%	63.8%
52-Week High ($2.10)	(17.1)%	21.4%
Transaction Multiples
Enterprise value / 2024E EBITDA multiple	6.3x	10.0x
Price / 2024E EPS multiple	11.5x	16.9x

Source:   Management Guidance, Company Documents, publicly available information
Selected Publicly Traded Companies Analysis
Stephens compared the financial condition, operating statistics, and market valuation of the Company to public trading values of certain publicly traded companies selected by Stephens in the Oilfield Services Manufacturing and Large-Cap Oilfield Services sectors.
Oilfield Services Manufacturing Companies:
•
NOV, Inc.

•
Cactus, Inc.

•
Hunting plc

•
Solaris Energy Infrastructure, Inc.

•
Forum Energy Technologies, Inc.

•
Drilling Tools International Corp.

Large-Cap Oilfield Services Companies:
•
Schlumberger Limited

•
Baker Hughes Company

•
Halliburton Company

•
Weatherford International plc.

To perform this analysis, Stephens reviewed publicly available financial information as of and for the last twelve-month period ended June 30, 2024, or the most recently reported period available, research analysts’ consensus estimates for the selected public companies for the years ending 2024 and 2025 and the market trading multiples of the selected public companies based on October 25, 2024 closing prices. The financial data included in the table presented below may not correspond precisely to the data reported in historical financial statements as a result of the assumptions and methods used by Stephens to compute the financial data presented. The table below contains the EBITDA multiple and P/E multiple for the Company and each of its selected peer companies, which was reviewed and utilized by Stephens in its analysis:
		Enterprise Value /		Price /
Sector	Selected Public Company	2024E EBITDA	2025E EBITDA	2024E EPS	2025E EPS
OFS Manufacturing	NOV Inc.	6.1x	5.4x	11.0x	9.3x
OFS Manufacturing	Cactus, Inc.	9.6x	9.0x	18.9x	17.6x
OFS Manufacturing	Hunting PLC	5.2x	4.4x	11.1x	8.2x
OFS Manufacturing	Solaris Energy Infrastructure, Inc.	4.0x	2.8x	25.8x	14.3x
OFS Manufacturing	Forum Energy Technologies, Inc.	3.7x	3.2x	NM	12.8x
OFS Manufacturing	Drilling Tools International Corp.	3.0x	2.4x	10.8x	7.0x
Large-Cap OFS	Schlumberger Limited	7.7x	7.1x	12.2x	11.1x
Large-Cap OFS	Baker Hughes Company	9.0x	8.1x	16.4x	14.3x
Large-Cap OFS	Halliburton Company	5.9x	5.6x	9.0x	8.3x
Large-Cap OFS	Weatherford International plc	4.7x	4.5x	11.6x	10.2x
Summary Statistics
OFS Manufacturing Mean		5.3x	4.5x	11.5x	11.5x
OFS Manufacturing Median		4.6x	3.8x	11.1x	11.1x
Large-Cap OFS Mean		6.8x	6.3x	12.3x	11.0x
Large-Cap OFS Median		6.8x	6.4x	11.9x	10.7x

Sources:   SEC filings, S&P Global Market Intelligence, and publicly available information.
Stephens applied a range of EBITDA multiples of 4.0x to 6.5x and P/E multiples of 10.0x to 14.0x , in each case derived by Stephens based on its review of the respective peer companies selected and its experience and professional judgment, to the estimated EBITDA and EPS for the Company for the year ending December 31, 2024. See the section entitled “Company Projections” for additional information regarding the unaudited prospective financial information used by Stephens in performing this analysis. Additionally, Stephens applied a range of EBITDA multiples of 3.5x to 6.0x and P/E multiples of 9.5x to 13.5x, in each case derived by Stephens based on its review of the respective peer companies selected and its experience and professional judgment, to the estimated EBITDA and EPS for the Company for the year ending

December 31, 2025. See the section entitled “Company Projections” for additional information regarding the unaudited prospective financial information used by Stephens in performing this analysis. Based on this analysis, Stephens derived a range of implied enterprise values for the Company as of December 31, 2024, and then a range of implied equity values for Company by reducing the range of implied enterprise values by the amount of the Company’s net debt (calculated as debt less cash and cash equivalents and investments) as of October 16, 2024. Stephens then derived a range of per Share valuations by dividing the derived equity values for the Company by the Company’s fully diluted Shares outstanding as of October 24, 2024 as provided to Stephens by management of the Company. Based on this analysis, Stephens derived an implied per Share valuation for the Company of approximately $1.23 to $2.50 per Share. The following table summarizes this analysis:
Valuation Year	Estimated EBITDA	Estimated EPS	EV / EBITDA Multiples	Price to Earnings Multiples	Company Implied Share Price
FYE 2024E	$10.5	$0.15	4.0x to 6.5x	10.0x to 14.0x	$1.23 to $2.11
FYE 2025E	14.2	0.19	3.5x to 6.0x	9.5x to 13.5x	$1.39 to $2.50

Sources:   Management Guidance, Company Documents, and publicly available information.
Stephens selected the companies used in this analysis because their relative asset size and financial performance, among other factors, were reasonably similar to the Company; however, no selected company is identical or directly comparable to the Company. In evaluating comparable companies, Stephens made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company, such as the impact of competition on the businesses of the Company and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of the Company or the industry or in the financial markets in general. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which the Company was compared.
Precedent Transactions Analysis
Stephens reviewed publicly available information for certain completed transactions announced within the last five years. Stephens selected the precedent transactions used in this analysis because the product offering and end markets of the target companies were reasonably similar to the Company; however, no such target company is identical or directly comparable to the Company. In evaluating the target companies, Stephens made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company, such as the impact of competition on the businesses of the Company and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of the Company or the industry or in the financial markets in general. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which the Company was compared.
For each of the selected precedent transactions, Stephens compared the enterprise value of target company as a multiple of the target company’s EBITDA for the last twelve months prior to the public announcement of the transaction.

Date Announced	Acquiror	Target	Enterprise Value / EBITDA for the last twelve months prior to announcement
12/31/2019	Hunting PLC	Enpro Subsea Ltd	9.7x
12/30/2022	Cactus, Inc.	FlexSteel Pipeline Technologies, Inc.	6.0x
7/5/2023	Patterson-UTI Energy, Inc	Ulterra Drilling Technologies, L.P.	5.1x(1)
7/31/2023	Dril-quip	Great North Wellhead & Frac	3.2x
11/1/2023	Forum Energy Technologies, Inc.	Variperm Energy Services Inc.	3.7x
3/6/2024	Drilling Tools International Corporation	Superior Drilling Products, Inc.	7.2x
3/18/2024	Innovex	Dril-quip	7.5x
3/21/2024	ChampionX UK Limited	RMSpumptools Ltd	7.5x

Source:   SEC filings, S&P Global Market Intelligence, and publicly available information.
(1)
Enterprise Value / 2023E EBITDA multiple

Stephens applied a range of EBITDA multiples of 5.0x to 9.0x, in each case derived by Stephens based on its review of the target companies of the comparable transactions and its experience and professional judgment, to the estimated EBITDA for the Company for the year ending December 31, 2024. See the section entitled “Company Projections” for additional information regarding the unaudited prospective financial information used by Stephens in performing this analysis. Based on this analysis, Stephens derived a range of implied enterprise values for the Company as of December 31, 2024, and then a range of implied equity values for Company by reducing the range of implied enterprise values by the amount of the Company’s net debt (calculated as debt less cash and cash equivalents and investments) as of October 16, 2024. Stephens then derived a range of per Share valuations by dividing the derived equity values for the Company by the Company’s fully diluted Shares outstanding as of October 24, 2024 as provided to Stephens by Company management. Based on this analysis, Stephens derived an implied per Share valuation for the Company of approximately $1.45 to $2.33 per Share. The following table summarizes this analysis:
Valuation Year	Estimated EBITDA	EV / EBITDA Multiples	Company Implied Share Price
FYE 2024	$10.5	5.0x to 9.0x	$1.45 to $2.33
Premiums Paid Analysis
Stephens reviewed publicly available information for certain completed or pending transactions announced within the last three years involving a public company traded on a U.S.-based exchange with an equity valuation between $50 million and $150 million prior to the public announcement of the transaction, excluding companies operating in the biotechnology, real estate investment trusts, and financial services industries, to determine the premiums paid in the transactions over the unaffected share prices of the target companies (defined as the closing price of the target company’s share price on the last trading day prior to public announcement of the transaction). Stephens selected the transactions used in this analysis because the relative equity valuations of the target companies were reasonably similar to the Company; however no selected transaction or target company was identical or directly comparable to the Offer and the Merger or the Company. In selecting comparable transactions, Stephens made judgments and assumptions with regard to which industries to exclude from this analysis based on industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the companies operating in such industries. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which the Company was compared.
For each of the selected transactions, Stephens calculated the premium paid by the acquirer over the target company’s unaffected share price. The results of this analysis are shown below:

Announcement Date	Target	Acquirer	Equity Value	Target Stock Premium 1-Day Prior to Announcement (%)
9/25/24	Markforged Holding Corp.	Nano Dimension Ltd.	$101.7	83.2%
9/12/24	Manitex International, Inc.	TADANO Ltd.	118.3	52.2%
8/21/24	Stronghold Digital Mining, Inc.	Bitfarms Ltd. (Canada)	99.9	101.9%
6/28/24	ARC Document Solutions, Inc.	Arc Document Solutions LLC /Private Group/	114.1	24.5%
6/8/24	ICC Holdings, Inc.	Tuscarora Wayne Group of Cos.	73.9	46.9%
6/5/24	SPAR Group, Inc.	Highwire Capital LLC	60.8	(11.7)%
3/28/24	Doma Holdings, Inc.	Title Resources Guaranty Co.	89.0	43.0%
3/11/24	The L.S. Starrett Co.	MiddleGround Management LP	121.6	63.2%
2/6/24	ZeroFox Holdings, Inc.	Haveli Investment Management LLC	142.3	24.6%
11/8/23	GAN Ltd.	Sega Sammy Creation, Inc.	89.4	120.9%
11/1/23	Patriot Transportation Holding, Inc.	United Petroleum Transports, Inc.	57.8	111.7%
10/13/23	PCTEL, Inc.	Amphenol Corp.	135.5	48.8%
9/29/23	Blue Apron Holdings, Inc.	Wonder Distribution LLC	100.1	136.8%
6/28/23	Kaleyra, Inc.	Tata Communications Ltd.	96.6	51.0%
4/12/23	TESSCO Technologies, Inc.	Tessco Technologies Inc.	83.4	91.5%
12/21/22	IsoPlexis Corp.	Berkeley Lights, Inc.	55.5	85.7%
8/24/22	Flexsteel Industries, Inc.	CSC Generation, Inc.	110.3	21.6%
8/9/22	CarLotz, Inc.	Shift Technologies, Inc.	129.2	73.3%
8/1/22	Romeo Power, Inc.	Nikola Corp.	137.1	34.1%
3/14/22	O2Micro International Ltd.	FNOF Precious Honour Ltd.	146.0	54.1%
12/7/21	TESSCO Technologies, Inc.	Lakeview Investment Group & Trading Co. Llc	59.1	45.1%
11/8/21	DOVER MOTORSPORTS INC	Speedway Motorsports LLC	131.5	57.6%
			Summary Statistics
			Median	53.2%
10/29/24	Profire Energy, Inc.	CECO Environmental Corp.	$122.8	49.1%

Source:   FactSet, SEC filings, and publicly available information.
Stephens applied a range of premiums of 35% to 65%, derived by Stephens based on its review of the selected transactions and its experience and professional judgment, to the Company’s stock price on October 25, 2024 (i.e., before the Offer and the Merger were reported by the press). Based on this analysis, Stephens derived an implied per Share valuation for the Company of approximately $2.35 to $2.87 per Share.
Leveraged Buyout Analysis
Stephens performed a leveraged buyout analysis of the Company to estimate a range of theoretical purchase prices that could be paid by a hypothetical financial buyer based upon the projected unlevered, after-tax free cash flows for the Company from January 1, 2025, through calendar year 2029 and projected exit values for the Company as of the fiscal year ending December 2029. In this analysis, Stephens used (i) financial information and data provided by the Company, and (ii) the Company Projections. See the section entitled “Company Projections” for additional information regarding the unaudited prospective financial information used by Stephens in performing this analysis.
Stephens determined the projected exit values for the Company by applying a range of enterprise values as a multiple of EBITDA of 6.0x to 8.0x, in each case derived by Stephens based on its review of the enterprise values as a multiple of the reported EBITDAs of the target companies in the comparable precedent transactions set forth in the section entitled “Precedent Transaction Analysis” and its experience and professional judgment, to the estimated PF Adjusted EBITDA1 for the Company for the year ending December 2029.
Stephens calculated the range of projected exit values for the Company by applying internal rates of return for the financial buyer ranging from 19.0% to 23.0%, which were based on Stephens’ experience of return ranges often sought by financial buyer groups.
Based on this analysis, Stephens derived a range of implied enterprise values for the Company as of December 31, 2024, and then a range of implied equity values for Company by reducing the range of implied enterprise values by the amount of the Company’s net debt (calculated as debt less cash and cash equivalents and investments) as of October 16, 2024. Stephens then derived a range of per Share valuations by dividing the derived equity values for the Company by the Company’s fully diluted Shares outstanding as of October 24, 2024 as provided to Stephens by management of the Company. Based on this analysis, Stephens derived an implied per Share valuation for the Company of approximately $1.99 to $2.61 per Share.
Company Implied Share Price
Leveraged Buyout Analysis	$1.99 to $2.61
Future Value Analysis
Stephens performed an illustrative analysis of the implied present value of an illustrative future value per Share, which is designed to provide an indication of the present value of a theoretical future value of the Company’s equity as a function of the Company’s financial multiples. In this analysis, Stephens used (i) financial information and data provided by the Company, and (ii) the Company Projections. See the section entitled “Company Projections” for additional information regarding the unaudited prospective financial information used by Stephens in performing this analysis. Stephens first calculated the range of implied future enterprise values of the Company by applying a range of enterprise values as a multiple of EBITDA of 6.0x to 8.0x and a range of price to earnings multiples of 14.0x to 16.0x, in each case derived by Stephens based on its review of the range of enterprise values as a multiple of the reported EBITDA of the comparable companies set forth in the section “Selected Publicly Traded Companies Analysis” and its review of the range of price to earnings multiples of the comparable companies set forth in the section “Selected Publicly Traded Companies Analysis”, to the estimated EBITDA and EPS for the Company for the years ending December 31, 2025 and December 31, 2026, as projected by the Company. Stephens then derived a range of implied equity values for the Company by reducing the range of implied enterprise values by the amount of the Company’s projected net debt (calculated as debt less cash and cash equivalents and investments) as of December 31, 2025 and December 31, 2026. Stephens then derived a range of per Share valuations by dividing the derived equity values for the Company by the Company’s estimated diluted Shares outstanding for each respective period as provided to Stephens by Company management. Stephens then discounted the implied December 31, 2025 and 2026 per Share equity values back to December 31, 2024 using an illustrative discount rate of 14.9%, reflecting an estimate of the Company’s weighted average cost of capital as calculated by Stephens.
Valuation Year	Estimated EBITDA	Estimated EPS	EV / EBITDA Multiples	Price to Earnings Multiples	Implied Future Price Per Share for Company	Company Equity Discount Rate	Implied Present Value Price Per Share for Company
FYE 2025	$14.2	$0.19	6.0x to 8.0x	14.0x to 16.0x	$2.34 to $2.97	14.9%	$2.04 to $2.58
FYE 2026	15.5	0.20	6.0x to 8.0x	14.0x to 16.0x	$2.64 to $3.25	14.9%	$2.00 to $2.47
Discounted Cash Flow Analysis
Stephens performed a discounted cash flow analysis of the Company to estimate a range of implied Share prices for the Company based upon the discounted net present value of the projected unlevered,

1
PF Adjusted EBITDA includes adjustment for Share-based compensation and public company costs as estimated by the management of the Company.

after-tax free cash flows for the Company from January 1, 2025, through calendar year 2029. In this analysis, Stephens used (i) financial information and data provided by the Company, and (ii) the Company Projections. See the section entitled “Company Projections” for additional information regarding the unaudited prospective financial information used by Stephens in performing this analysis. Stephens determined the projected amount of unlevered, after-tax free cash flows for the Company on a standalone basis assuming a terminal value for the Company as of December 31, 2029 based upon a range of terminal EBITDA multiples, selected by Stephens exercising its professional judgment given the nature of the Company and its business and industry, of 6.0x to 8.0x. In selecting a terminal EBITDA multiple for the Company, Stephens considered the range of EBITDA multiples of the Company and of the comparable public companies of the Company set forth in the section entitled “Selected Publicly Traded Companies Analysis” above.
Stephens calculated the terminal value for the Company by applying the selected range of terminal EBITDA multiples to the Company’s projected 2029 EBITDA. Stephens calculated the range of implied enterprise values for the Company by adding the net present value of the annual projected unlevered, after-tax free cash flows for the Company from January 1, 2025, through calendar year 2029 and the present value of the Company’s implied terminal value at the end of such period.
Stephens discounted the cash flows and terminal values to December 31, 2024, using discount rates ranging from 13.9% to 15.9% which were based on estimates of the Company’s weighted average cost of capital as calculated by Stephens.
Based on this analysis, Stephens derived a range of implied enterprise values for the Company as of December 31, 2024, and then a range of implied equity values for the Company by reducing the range of implied enterprise values by the amount of the Company’s projected net debt (calculated as debt less cash and cash equivalents and investments) as of October 16, 2024. Stephens then derived a range of per Share valuations by dividing the derived equity values for the Company by the Company’s fully diluted Shares outstanding as of October 24, 2024 as provided to Stephens by management of the Company. Based on this analysis, Stephens derived an implied per Share valuation for the Company of approximately $2.25 to $2.86 per Share:
Company Implied Share Price
Discounted Cash Flow Analysis	$2.25 to $2.86
The discounted cash flow analysis is a widely used valuation methodology, but the results of this methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, capital levels, and discount rates. The analysis did not purport to be indicative of the actual values or expected values of the Company. The actual results may vary from the projected results, any of these assumptions might not be realized in future operations and the variations may be material.
Miscellaneous
The preparation of a fairness opinion is a complex process and is not susceptible to a partial analysis or summary description. Stephens believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying its opinion. In addition, Stephens considered the results of all such analyses and did not assign relative weights to any of the analyses, but rather made qualitative judgments as to significance and relevance of each analysis and factor, so the results from any particular analysis described above should not be taken to be the view of Stephens.
In performing its analyses, Stephens made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond the control of the Company. The analyses performed by Stephens are not necessarily indicative of actual values, trading values or actual future results which might be achieved, all of which may be significantly more or less favorable than suggested by such analyses. The analyses do not purport to be appraisals or to reflect the prices at which companies may actually be sold, and such estimates are inherently subject to uncertainty.
Stephens is serving as financial adviser to the Company in connection with the Offer and the Merger and is entitled to receive from the Company reimbursement of its expenses and a fee in the amount of approximately $2.6 million for its services as financial advisor to the Company, a significant portion of which is contingent upon the consummation of the Offer and the Merger. Stephens also received a fee in the amount of $350,000 from the Company upon rendering its fairness opinion, which opinion fee will be credited in full against the fee which will become payable to Stephens upon the closing of the Offer and the Merger. The Company has also agreed to reimburse certain of Stephens’ expenses (subject to a cap) in connection with its engagement and to indemnify Stephens against certain claims and liabilities that could arise out of Stephens’ engagement, including certain liabilities that could arise out of Stephens’ providing its opinion.
The issuance of Stephens’ opinion was approved by the opinion committee of Stephens.
Stephens has not received any investment banking fees from the Company or Parent within the past two years and, aside from its engagement by the Company in connection with the Offer and the Merger, was not engaged by the Company or Parent to provide any financial advisory or other services within the past two years. Stephens expects to pursue future investment banking services assignments with participants in the Offer and the Merger.
In the ordinary course of its business, Stephens and its affiliates and employees at any time may hold long or short positions and may trade or otherwise effect transactions as principal or for the accounts of customers, in debt, equity or derivative securities of participants in the Offer and the Merger.
Item 5.   Person/Assets, Retained, Employed, Compensated or Used.
The Company retained Stephens to act as financial advisor to the Board in connection with the Offer and the Merger, and in connection with such engagement, Stephens delivered the opinion and is entitled to be paid the fees as described above in the section captioned “Item 4. The Solicitation or Recommendation — Opinion of Financial Advisor to Profire.” Such opinion is filed as Annex A to this Schedule 14D-9 and is incorporated herein by reference.
Additional information pertaining to the retention of Stephens is set forth in the section titled “Item 4. The Solicitation or Recommendation — Opinion of Financial Advisor to Profire” and is incorporated by reference herein.
Except as set forth above, neither Profire nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Profire on its behalf with respect to the Offer, the Merger or related matters.
Item 6.   Interest in Securities of the Subject Company.
Except for the scheduled vesting of Company RSUs in the ordinary course, no transactions with respect to Shares have been effected during the 60 days prior to the date of this Schedule 14D-9 by Profire or, to Profire’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries.
Item 7.   Purposes of the Transaction and Plans or Proposals.
Except as indicated in this Schedule 14D-9 (including the exhibits hereto), Profire is not undertaking or engaged in any negotiations in response to the Offer that relate to (a) any tender offer for or other acquisition of Profire’s securities by Profire, Profire’s subsidiaries or any other person; (b) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Profire or Profire’s subsidiaries; (c) any purchase, sale or transfer of a material amount of assets of Profire or any subsidiary of Profire; or (d) any material change in the present dividend rate or policy, indebtedness or capitalization of Profire.
As described in the Merger Agreement, the Board, in connection with the exercise of its fiduciary duties, is permitted under certain conditions to engage in negotiations in response to an unsolicited Takeover Proposal (as defined in the Merger Agreement).
Except as described above or otherwise set forth in this Schedule 14D-9 (including in the annexes or exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraphs of this Item 7.
Item 8.   Additional Information.
Conditions to the Offer
The information set forth in Section 15 of the Offer to Purchase is incorporated herein by reference.
Named Executive Officer Golden Parachute Compensation
The information set forth in the section titled “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of the Company — Golden Parachute Compensation” is incorporated herein by reference.
Legal Proceedings
There are currently no legal proceedings arising out of or relating to the Offer or the Merger, but legal proceedings arising out of or relating to the Offer, the Merger or the Transactions may be filed in the future.
Appraisal Rights
Company stockholders will not have rights of dissent as a result of the Offer or the Merger. The Company is a Nevada corporation, and therefore the existence or lack of appraisal or dissenters’ rights is governed by the NRS. Pursuant to Chapter 92A of the NRS, a stockholder of a Nevada corporation is generally entitled to dissenters’ rights and to demand payment of the fair value (as defined in NRS 92A.320) for shares upon the consummation of a merger to which the Nevada corporation is a party if (a) stockholder approval is required for the merger pursuant to applicable provisions of the NRS or (b) the Nevada corporation is a subsidiary that has merged with its parent entity pursuant to the short-form merger provisions of NRS 92A.180. Notwithstanding this general rule, however, there are no appraisal or dissenters’ rights with respect to a merger in favor of any holder of any class or series of shares that, on the day before the effective date of such merger (if no meeting of the stockholders is held to act upon the merger), or on the record date fixed by the corporation’s board of directors to determine the stockholders entitled to receive notice of and to vote at the stockholder meeting at which such plan of merger is to be acted upon (if a meeting of the stockholders is held to act upon the merger), are listed on the NASDAQ exchange or other national securities exchange, unless such holder is required by such merger to accept any merger consideration other than cash or securities meeting certain qualifications under NRS 92A.390(3). In the Merger, each issued and outstanding Share that is not purchased by Purchaser pursuant to the Offer will be converted into the right to receive the Merger Consideration, being an amount in cash equal to the Offer Price, and no other form of consideration.
Takeover Laws
A number of states have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.
As a Nevada corporation, the Company is subject to Sections 78.411 through 78.444 of the NRS, which contain provisions governing Combinations with Interested Stockholders. For purposes of the NRS, “Combinations” include: (a) any merger or consolidation with any Interested Stockholder, (b) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to any Interested Stockholder of corporate assets with an aggregate market value equal to 5% or more the aggregate market value of the corporation’s consolidated assets, 5% or more of the outstanding shares of the corporation or 10% or more of the earning power or net income of the corporation, (c) the issuance to any Interested Stockholders of voting shares (except pursuant to a share dividend or similar proportionate distribution) with an aggregate market value equal to 5% or more of the aggregate market value of all the outstanding shares of the corporation, (d) the dissolution of the corporation if proposed by or on behalf of any Interested Stockholder, (e) any reclassification of securities, recapitalization or corporate reorganization that will have the effect of increasing the proportionate share of the corporation’s outstanding voting shares held by any Interested Stockholder and (f) any receipt by the Interested Stockholder of the benefit (except proportionately as a stockholder) of any loan, advance, guarantee, pledge or other financial assistance. For purposes of the NRS, an “Interested Stockholder” is defined to include any beneficial owner of more than 10% of any class of the voting securities of a Nevada corporation and any person who is an affiliate or associate of the corporation and was at any time during the preceding three years the beneficial owner or more than 10% of any class of the voting securities of the Nevada corporation.
In connection with the approval of the Merger Agreement, the Offer and the Merger, the Board adopted a resolution approving the Merger Agreement and the Transactions, including the Offer and the Merger, for purposes of all “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover Laws of any jurisdiction or other applicable laws that purport to limit or restrict business combinations or the ability to limit or restrict business combinations or the ability to acquire or to vote shares, including Sections 78.411 through 78.444 of the NRS, but only insofar as each of the Offer and the Merger are consummated in accordance with the terms of the Merger Agreement.
No Vote of Stockholders Required for the Merger
The Board has approved the Merger Agreement, the Offer and the Merger in accordance with the NRS. Section 92A.133 of the NRS provides that following consummation of a tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer satisfies the ownership threshold requirement, and the stockholders that did not tender their shares in the tender offer receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the stockholders of the acquired corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will affect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 92A.133 of the NRS.
Annual and Quarterly Reports
For additional information regarding the business and financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 and the Company’s Quarterly Report on Form 10-Q for the three months ended September 30, 2024.
Cautionary Statements Regarding Forward-Looking Statements
Certain statements in this communication, including, without limitation, statements regarding the proposed transaction, plans and objectives, and management’s beliefs, expectations or opinions, may contain forward-looking information. Such forward-looking statements relate to future, not past, events and often address expected future actions and expected future business and financial performance. Forward-looking statements may be identified by the use of words such as “believe,” “will,” “should,” “estimate,” “anticipate,” “potential,” “expect,” “intend,” “plan,” “may,” “subject to,” “continue,” “if” and similar words and phrases. These forward-looking statements are not guarantees of future events and involve risks, uncertainties and assumptions that are difficult to predict. Actual results, developments and business decisions may differ materially from those expressed or implied in any forward-looking statements as a result of numerous factors, risks and uncertainties over which Parent, Purchaser and the Company have no control. These factors, risks and uncertainties include, but are not limited to, the following: (a) the conditions to the completion of the proposed transaction may not be satisfied, including uncertainties as to how many of the Company’s stockholders will tender their Shares in the tender offer and the possibility that if the transaction does not close by March 31, 2025 the Merger Agreement may be terminated; (b) the parties’ ability to complete the proposed transaction contemplated by the Merger Agreement in the anticipated timeframe or at all; (c) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement between the parties to the proposed transaction; (d) the effect of the announcement or pendency of the proposed transaction on business relationships, operating results, and business generally; (e) risks that the proposed transaction disrupts current plans and operations and potential difficulties in employee retention as a result of the proposed transaction; (f) risks related to diverting management’s attention from ongoing business operations; (g) the outcome of any legal proceedings that may be instituted related to the proposed transaction or the Merger Agreement between the parties to the proposed transaction; (h) the amount of the costs, fees, expenses and other charges related to the proposed transaction; (i) general economic conditions, particularly those in the oil and gas industry; (j) stock trading prices, including the impact of the proposed transaction on the Company’s stock price and the corresponding impact that failure to close the proposed transaction would be expected to have on the Company’s stock price; (k) the participation of third parties in the consummation of the proposed transaction; and (l) other factors discussed from time to time in the reports of the Company filed with the SEC, including the risks and uncertainties contained in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Company’s most recent Annual Report on Form 10-K, as filed with the SEC on March 13, 2024, and related sections in the Company’s subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are available free of charge at http://www.sec.gov or under the “Investors Relations” section of the Company’s website at https://ir.profireenergy.com/sec-filings.
Forward-looking statements reflect the views and assumptions of management as of the date of this communication with respect to future events. The Company does not undertake, and hereby disclaims, any obligation, unless required to do so by applicable laws, to update any forward-looking statements as a result of new information, future events or other factors. The inclusion of any statement in this communication does not constitute an admission by the Company or any other person that the events or circumstances described in such statement are material.
Item 9.   Exhibits.
The following Exhibits are filed herewith or incorporated herein by reference.
Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated December 3, 2024 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO)
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO)
(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(5)(A)	Opinion of Stephens Inc., dated October 28, 2024 (included as Annex A to this Schedule 14D-9).
(a)(5)(C)	Joint Press Release dated October 29, 2024 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Profire Energy, Inc. with the SEC on October 29, 2024).
(e)(1)	Agreement and Plan of Merger, dated as of October 28, 2024, by and among CECO Environmental Corp., Combustion Merger Sub, Inc. and Profire Energy, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Profire Energy, Inc. with the SEC on October 29, 2024).
(e)(2)	Exclusivity Agreement, dated as of September 25, 2024, by and between CECO Environmental Corp. and Profire Energy, Inc.
(e)(3)	Tender and Support Agreement, dated as of October 28, 2024, by and among CECO Environmental Corp., Combustion Merger Sub, Inc., Brenton W. Hatch and Hatch Family Holding Company, LLC.
(e)(4)	Tender and Support Agreement, dated as of October 28, 2024, by and among CECO Environmental Corp., Combustion Merger Sub, Inc. and Ryan W. Oviatt.

Exhibit No.	Description
(e)(5)	Tender and Support Agreement, dated as of October 28, 2024, by and among CECO Environmental Corp., Combustion Merger Sub, Inc. and Cameron M. Tidball.
(e)(6)	Mutual Confidentiality Agreement, dated as of August 9, 2024, by and between CECO Environmental Corp. and Profire Energy, Inc.

Annex A:   Opinion of Stephens Inc.
Annex B:   Section 92A.390 of the NRS.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
PROFIRE ENERGY, INC.
Date: December 3, 2024	By: /s/ Ryan W. Oviatt Name: Ryan W. Oviatt Title: Co-Chief Executive Officer
By: /s/ Cameron M. Tidball Name: Cameron M. Tidball Title: Co-Chief Executive Officer

Annex A
Opinion of Stephens Inc.

October 28, 2024
Board of Directors
Profire Energy, Inc.
321 South 1250 West Suite 1
Lindon, UT 84042
Dear Members of the Board:
We have acted as your financial advisor in connection with the proposed acquisition of Profire Energy, Inc. (the “Company”) by CECO Environmental Corp. (the “Buyer”) and understand the Company, the Buyer and Combustion Merger Sub, Inc., a wholly owned subsidiary of Buyer (“Merger Sub”) propose to enter into an Agreement and Plan of Merger (the “Agreement”) pursuant to which, among other things, (a) the Buyer will cause Merger Sub to commence a tender offer (the “Offer”) to purchase all of the outstanding shares of common stock, par value $0.001 per share, of the Company (the “Company Common Stock”) at a price per share of Company Common Stock of $2.55 (the “Offer Price”) in cash, without interest, and (b) following the consummation of the Offer, Merger Sub will be merged with and into the Company (the “Merger” and, together with the Offer, the “Transaction”), with the Company surviving the Merger as a wholly owned subsidiary of the Buyer, and as a result of the Merger each outstanding share of Company Common Stock that was not tendered and accepted pursuant to the Offer (other than shares of Company Common Stock owned by Buyer, Merger Sub or the Company (as treasury stock or otherwise) or any of their respective direct or indirect wholly owned subsidiaries, all of which shares will be cancelled (the “Cancelled Shares”)) will be converted into the right to receive an amount in cash equal to the Offer Price.
You have requested that we provide our opinion (the “Opinion”) as investment bankers to the Board of Directors of the Company (the “Board”) as to the fairness, from a financial point of view, to the holders of Company Common Stock (other than the Cancelled Shares) (solely in their capacity as such holders, the “Stockholders”) of the Offer Price to be received by the Stockholders pursuant to the Agreement.
In connection with arriving at our Opinion, we have:
(i)
reviewed certain publicly available financial statements, reports and other information regarding the Company;

(ii)
reviewed certain audited financial statements regarding the Company;

(iii)
reviewed certain internal financial statements, management reports and other financial and operating data concerning the Company prepared by management of the Company;

(iv)
reviewed certain financial projections, forecasted potential future cash flows, and other information and assumptions concerning the Company prepared by and provided by management of the Company;

(v)
reviewed the reported prices and trading activity for the Company Common Stock;

(vi)
compared the financial performance of the Company with that of certain publicly-traded companies and their securities that we deemed relevant to our analysis of the Transaction;

(vii)
reviewed the financial terms, to the extent publicly available, of certain merger or acquisition transactions that we deemed relevant to our analysis of the Transaction;

(viii)
reviewed the most recent draft of the Agreement and related documents provided to us by the Company;

(ix)
discussed with management of the Company the operations of and future business prospects for the Company;

(x)
assisted in your deliberations regarding the material terms of the Transaction and your negotiations with the Buyer;

(xi)
reviewed a draft of the Agreement; and

(xii)
performed such other analyses and provided such other services as we have deemed appropriate.

We have relied on the accuracy and completeness of the information, financial data and financial forecasts provided to us by the Company and of the other information reviewed by us in connection with the preparation of our Opinion, and our Opinion is based upon such information. We have not independently verified or undertaken any responsibility to independently verify the accuracy or completeness of any of such information, data or forecasts. Management of the Company has assured us that it is not aware of any relevant information that has been omitted or remains undisclosed to us. We have not assumed any responsibility for making or undertaking an independent evaluation or appraisal of any of the assets or liabilities of the Company, and we have not been furnished with any such evaluations or appraisals; nor have we evaluated the solvency or fair value of the Company or the Buyer under any laws relating to bankruptcy, insolvency or similar matters. We have not assumed any obligation to conduct any physical inspection of the properties, facilities, assets or liabilities (contingent or otherwise) of the Company or the Buyer. We have not made an independent analysis of the effects of potential future changes in the rate of inflation or of prevailing rates of interest or other market developments or disruptions, or of the effects of any global conflicts or hostilities or any other disaster or adversity, on the business or prospects of the Company or the Buyer. With respect to the financial projections or forecasts prepared by management of the Company, we have assumed that such financial projections or forecasts have been reasonably prepared and reflect the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company, and provide a reasonable basis for our analysis. We recognize that such financial projections or forecasts are based on numerous variables, assumptions and judgments that are inherently uncertain (including, without limitation, factors related to general economic and competitive conditions) and that actual results could vary significantly from such projections or forecasts, and we express no opinion as to the reliability of such financial projections, forecasts or estimates or the assumptions upon which they are based.
As part of our investment banking business, we regularly issue fairness opinions and are continually engaged in the valuation of companies and their securities in connection with business reorganizations, private placements, negotiated underwritings, mergers and acquisitions and valuations for estate, corporate and other purposes. We are familiar with the Company. We serve as financial adviser to the Company in connection with the Transaction, and we are entitled to receive from the Company reimbursement of our expenses and a fee for our services as financial adviser to the Company, a significant portion of which is contingent upon the consummation of the Transaction. We are also entitled to receive a fee from the Company for providing our Opinion to the Board. The Company has also agreed to indemnify us for certain liabilities arising out of our engagement, including certain liabilities that could arise out of our providing this Opinion letter. As you are aware, in the past two years, we and our affiliates have not provided financial advisory or financing services to the Company or the Buyer for which we and our affiliates have received compensation. We expect to pursue future investment banking services assignments with participants in this Transaction. In the ordinary course of business, Stephens Inc. and its affiliates at any time may hold long or short positions, and may trade or otherwise effect transactions as principal or for the accounts of customers, in debt, equity or derivative securities of any participant in the Transaction.
We are not legal, accounting, regulatory, or tax experts, and we have relied solely, and without independent verification, on the assessments of the Company and its other advisors with respect to such matters. We have assumed, with your consent, that the Transaction will not result in any materially adverse legal, regulatory, accounting or tax consequences for the Company or its Stockholders and that any reviews of legal, accounting, regulatory or tax issues conducted as a result of the Transaction will be resolved favorably to the Company and its Stockholders. We do not express any opinion as to any tax or other consequences that might result from the Transaction.
The Opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on the date hereof and on the information made available to us as of the date hereof. Market price data used in connection with this Opinion is based on reported market closing prices as of October 25, 2024. It should be understood that subsequent developments may affect this Opinion and that we do not have any obligation to update, revise or reaffirm this Opinion or otherwise comment on events occurring after the date hereof. We further note that volatility or disruptions in the credit and financial markets relating to, among other things, potential future changes in the rate of inflation or prevailing rates of interest or other market developments or disruptions, or the effects of any global conflicts or hostilities or any other disaster or adversity, may or may not have an effect on the Company or the Buyer, and we are not expressing an opinion as to the effects of such volatility or disruptions on the Transaction or any party to the Transaction. We further express no opinion as to the prices at which shares of the Buyer’s or Company’s common stock may trade at any time subsequent to the announcement of the Transaction.
In connection with developing this Opinion, we have assumed that, in all respects material to our analyses:
(i)
the Transaction and any related transactions will be consummated on the terms of the latest draft of the Agreement provided to us, without material waiver or modification;

(ii)
the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct;

(iii)
each party to the Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents;

(iv)
all conditions to the completion of the Transaction will be satisfied within the time frames contemplated by the Agreement without any waivers;

(v)
that in the course of obtaining the necessary regulatory, lending or other consents or approvals (contractual or otherwise) for the Transaction and any related transactions, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that would have a material adverse effect on the contemplated benefits of the Transaction to the Stockholders;

(vi)
there has been no material change in the assets, liabilities, financial condition, results of operations, business or prospects of the Company or the Buyer since the date of the most recent financial statements made available to us, and that no legal, political, economic, regulatory or other development has occurred that will adversely impact the Company or the Buyer; and

(vii)
the Transaction will be consummated in a manner that complies with applicable law and regulations.

This Opinion is directed to and is for the use and benefit of the Board (in its capacity as such) solely for purposes of assisting with its review and deliberations regarding the Transaction. Our Opinion does not address the merits of the underlying decision by the Company to engage in the Transaction, the merits of the Transaction as compared to other alternatives potentially available to the Company or the relative effects of any alternative transaction in which the Company might engage, nor is it intended to be a recommendation to any person or entity as to any specific action that should be taken in connection with the Transaction, including with respect to how to vote or act with respect to the Transaction. This Opinion is not intended to confer any rights or remedies upon any other person or entity. In addition, except as explicitly set forth in this letter, you have not asked us to address, and this Opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company. We have not been asked to express any opinion, and do not express any opinion, as to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or to any group of such officers, directors or employees, whether relative to the Offer Price or otherwise. Our Fairness Opinion Committee has approved the Opinion set forth in this letter. Except as otherwise expressly provided in our engagement letter with the Company, neither this Opinion nor its substance may be disclosed by you to anyone other than your advisors without our written permission.

Based on the foregoing and our general experience as investment bankers, and subject to the limitations, assumptions and qualifications stated herein, we are of the opinion that, as of the date hereof, the Offer Price to be received by the Stockholders pursuant to the Agreement is fair to them from a financial point of view.
Very truly yours,
/s/ Stephens Inc.
STEPHENS INC.

Annex B
SECTION 92A.390 Limitations on right of dissent: Stockholders of certain classes or series; action of stockholders not required for plan of merger.
1.
There is no right of dissent with respect to a plan of merger or exchange in favor of stockholders of any class or series which, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting at which the plan of merger or exchange is to be acted on, were either listed on a national securities exchange, included in the national market system by the National Association of Securities Dealers, Inc., or held by at least 2,000 stockholders of record, unless:

(a)
The articles of incorporation of the corporation issuing the shares provide otherwise; or

(b)
The holders of the class or series are required under the plan of merger or exchange to accept for the shares anything except:

(1)
Cash, owner’s interests or owner’s interests and cash in lieu of fractional owner’s interests of:

(I)
The surviving or acquiring entity; or

(II)
Any other entity which, at the effective date of the plan of merger or exchange, were either listed on a national securities exchange, included in the national market system by the National Association of Securities Dealers, Inc., or held of record by a least 2,000 holders of owner’s interests of record; or

(2)
A combination of cash and owner’s interests of the kind described in sub subparagraphs (I) and (II) of subparagraph (1) of paragraph (b).

2.
There is no right of dissent for any holders of stock of the surviving domestic corporation if the plan of merger does not require action of the stockholders of the surviving domestic corporation under NRS 92A.130.

(Added to NRS by 1995, 2088; A 2009, 1722; 2013, 1285; 2019, 110, 2495; 2021, 1521)

B-1